As filed with the Securities and Exchange Commission on April 22, 2002
Registration No. 333-83446

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

UNITED FIRE & CASUALTY COMPANY
(Name of Registrant as Specified in its Charter)

Iowa	42-0644327
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

118 SECOND AVENUE S.E.
CEDAR RAPIDS, IOWA 52407
(319) 399-5700
(Address and Telephone Number of Registrant’s Principal Executive Offices)

JOHN A. RIFE
118 SECOND AVENUE S.E.
CEDAR RAPIDS, IOWA 52407
(319) 399-5700
(Name, Address, and Telephone Number of Agent for Service)

Copies To:
Michael K. Denney	Daniel T. Young
Bradley & Riley PC	Thompson Hine LLP
2007 First Avenue S.E.	3900 Key Center
Cedar Rapids, Iowa 52406-2804	127 Public Square
Cleveland, Ohio 44114-1291

Approximate Date of Proposed Sale to the Public:     As soon as practicable after the effective date of this registration statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered (1)(2)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of Registration Fee

$25 [ ]% Cumulative Convertible Redeemable Preferred Stock, Series A, no par value	2,300,000	$25.00	$57,500,000	$5,290

Common Stock, $3.33 1/3 par value

(1)	Includes 300,000 shares the underwriters have the option to purchase to cover over-allotments.
(2)	A presently indeterminable number of shares of common stock, if any, which may be issuable upon conversion of the 2,300,000 shares of preferred stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 22, 2002

2,000,000 Shares

United Fire & Casualty Company

[     ]% Convertible Preferred Stock, Series A

Dividends on the [    ]% Convertible Preferred Stock, Series A, are cumulative from the date of original issuance and are payable on March 15, June 15, September 15 and December 15 of each year, beginning on [                ], 2002. The preferred stock has a liquidation preference of $25 per share.

The preferred stock is convertible at the option of the holder at any time, unless previously redeemed, into shares of common stock, $3.33 1/3 par value, of United Fire & Casualty Company at an initial conversion price of $[        ] per share of common stock, which is equivalent to [        ] shares of common stock for each share of preferred stock converted, subject to adjustment upon certain events as described in this prospectus.

We may redeem all or any shares of preferred stock on or after [      ], 2005. The preferred stock will be subject to mandatory redemption on [      ], 2014.

Our preferred stock will trade on the Nasdaq National Market System under the trading symbol UFCSP. Our common stock trades on the Nasdaq National Market System under the trading symbol UFCS. On April 19, 2002, the closing price of our common stock on the Nasdaq National Market System was $33.50.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our preferred stock involves risks. See “ Risk Factors” beginning on page 6.

	Price to Public	Underwriting Discount	Proceeds to United Fire & Casualty Company
Per Share	$25.00	$[ ]	$[ ]
Total	$50,000,000	$[ ]	$[ ]

The underwriters have an option to purchase up to 300,000 additional shares of preferred stock at the public offering price, less the underwriting discount, from us within 30 days from the date of this prospectus.

Delivery of the shares of preferred stock will be made on or about [                ], 2002.

McDonald Investments Inc.	A.G. Edwards & Sons, Inc.

The date of this prospectus is [                 ], 2002.

You should rely only on the information contained in this document or information to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference in this prospectus. Because this is a summary, it is not complete and does not contain all the information that may be important to you. You should read the entire prospectus carefully, including the information under “Risk Factors,” before making an investment decision.

Unless otherwise indicated, all information presented in this prospectus has been prepared based on generally accepted accounting principles in the United States and assumes that the underwriters’ over-allotment option is not exercised.

Our Company

United Fire & Casualty Company is an Iowa insurance company incorporated in January 1946. We and our related insurance companies are engaged in the business of writing property and casualty insurance and life insurance. We and our property and casualty insurers are licensed in 40 states, primarily in the Midwest, West and South, and are represented by approximately 1,220 independent agencies. Our life insurance subsidiary is licensed in 25 states, primarily in the Midwest and West, and is represented by approximately 1,470 independent agencies.

At December 31, 2001, we had $278.9 million in total equity and $1.85 billion in total assets. For the year ended December 31, 2001, our total revenue was $472.9 million and net income was $24.0 million, or $2.40 per share. Of our net income, 64.6% was attributable to our property and casualty segment and 35.4% was attributable to our life insurance segment.

Our family of property and casualty insurers has received a group rating of “A” (Excellent) from A.M. Best Company. Within the group, all of our property and casualty insurers have an “A” (Excellent) rating, except Lafayette Insurance Company, which has an “A-” (Excellent) rating. Standard & Poor’s rates United Fire & Casualty Company, Addison Insurance Company and Lafayette Insurance Company “A+.” Our life insurance subsidiary has received an “A-” (Excellent) from A.M. Best Company and an “A+” rating from Standard & Poor’s. Rating agencies such as A.M. Best Company and Standard and Poor’s evaluate insurance companies based on financial strength and the ability to pay claims, factors relevant to policyholders, but not necessarily to investors. Financial strength ratings by insurance rating agencies are not ratings of securities or recommendations to buy, hold or sell any security.

Our Property and Casualty Business

We write both commercial and personal lines of property and casualty insurance. We focus on our commercial lines, which represented approximately 82% of our direct property and casualty premiums written for the year ended December 31, 2001. Our primary commercial lines are tailored business packages that include the following coverages: fire and allied lines, automobile, workers’ compensation and fidelity and surety. We also write multiple peril, inland marine and specialty lines for our commercial policyholders.

Our personal lines, which represented approximately 18% of our direct property and casualty premiums written for the year ended December 31, 2001, primarily consist of automobile and fire and allied lines coverage. Additionally, we write policies covering recreational vehicles and watercraft.

Because we rely on independent agencies to market our product lines, we utilize a profit-sharing plan as an incentive for our agents to place high-quality property and casualty business with us. In addition to United Fire & Casualty Company, our property and casualty segment consists of the following related companies: Addison Insurance Company, Lafayette Insurance Company, American Indemnity Company, Texas General Indemnity Company, United Fire & Indemnity Company and United Fire Lloyds.

Our Life Insurance Business

Our life insurance subsidiary is United Life Insurance Company, a wholly-owned Iowa life insurance company headquartered in Cedar Rapids, Iowa, which underwrites all of our life insurance business. Our principal life insurance products are single premium annuities and universal life products. For the year ended December 31, 2001, single premium annuities accounted for approximately 83% of our life insurance premium revenues determined on the basis of statutory accounting principles, and universal life products accounted for approximately 7% of that revenue. We also underwrite and market single premium whole life insurance, term life insurance, credit life insurance and disability insurance products.

Business Focus

We compete in the insurance business by focusing on our goal of writing “good business with good agents at an adequate price.” We focus primarily on areas within the Midwest, West and South where we believe our agents can most effectively compete. Although we continue to write quality personal business, we believe we will benefit more in the long-term by emphasizing our commercial lines of business. We endeavor to realize our goal by relying on our principal strengths, which we believe include:

Experienced Senior Management Team and Employees.    Our 22-person senior management team has extensive experience, with an average of over 28 years of experience in the insurance industry and over 17 years with us. Our team has led us through several market cycles, and our seasoned and knowledgeable employee base supports our senior management team. Most of our 719 employees employed as of December 31, 2001 have completed internal insurance-related training courses within the last 12 months. Further, 321 employees hold a total of 722 insurance industry professional designations, and 238 employees are enrolled in insurance industry courses.

Management Focus and Discipline.    We manage our business based on three core performance indicators: return on equity, loss ratios and expense levels. We focus our performance on these indicators by aligning our employee incentive compensation programs with performance targets for each of the three key indicators. We maintain detailed systems, records and databases that enable us to continuously monitor our book of business and identify and react swiftly to positive or negative trends. We are able to track our performance, including profitability reports and loss ratios, by reporting segment, product, region, state, producer and policyholder.

Pricing Discipline and Underwriting Expertise.    We are selective about the new policies we underwrite, seeking new business that enables us to maintain our profitability standards. We employ experienced underwriters and we focus on markets where our underwriting expertise provides us a competitive advantage. Our disciplined approach to writing policies enables us to grow by writing quality business instead of simply focusing on increasing our premium revenue.

Strong Agency Relationships.    We distribute our products through a network of approximately 1,220 independent property and casualty agencies and approximately 1,470 independent life agencies. We have developed strong agency relationships due to our local presence and our performance-based compensation programs. We offer competitive commission rates and other sales inducements to maintain and enhance relationships with existing independent agencies as well as to attract new independent agencies. We continually monitor our agencies for compatibility with us, taking into account factors such as loss ratio, premium volume and relationship history. We seek relationships with agencies where we will be one of their top three insurers, measured on the basis of direct premiums written.

Local Market Presence.    We underwrite property and casualty insurance in 40 states. Our strongest property and casualty markets are Texas, Iowa, Louisiana, Missouri and Illinois, which accounted for approximately 55.8% of our direct property and casualty premiums written in 2001. We underwrite life insurance in 25 states, with Iowa, Minnesota, Wisconsin, Illinois and Nebraska accounting for approximately 72.4% of our direct life insurance premiums written in 2001. We believe our local and regional presence in our strongest markets provides us a competitive advantage over large, national competitors with centralized operations.

Commitment to Financial Stability.    At December 31, 2001, our consolidated statutory surplus was approximately $194,988,000. We have historically kept a strong balance sheet by following conservative investing practices and by maintaining appropriate reserves in our property and casualty and life insurance operations. As of December 31, 2001, over 89% of our invested assets were invested in fixed income securities, 89% of which were investment grade and 7% of which were government securities. The remaining 11% of our invested assets was invested in equities, short-term investments, policy loans and other long-term investments.

Emphasis on Technology.    We utilize technology in a variety of ways to assist our agents and improve the delivery of service to our policyholders. For example, in addition to providing general company and product information, our Web site also has a section accessible exclusively to our agents where they can receive quotes, report claims on-line, make online applications and receive policy approval. Our life agents can view the status of clients’ applications and access detailed information on our annuity, universal life, term life and whole life policies. For our policyholders we provide secure online access to their account information.

Easy-to-Understand Life Insurance Products.    Unlike many of the life insurance products offered by our competitors, we offer straight-forward life insurance products that our policyholders can easily understand.

Recent Trends

During the 1990s and into 2000, the property and casualty insurance industry was characterized by excess capacity, which resulted in highly competitive market conditions evidenced by declining premium rates and, in many cases, policy terms less favorable to insurers. As a result, the industry experienced reduced profitability and a recent contraction of capacity, as property and casualty companies chose, or were forced, to withdraw from the business. In response to the contraction of capacity, many insurance and reinsurance companies, including our companies, independently sought and achieved price increases and improved policy terms.

Following the events of September 11, we have seen accelerated improvement in policy pricing and terms throughout the U.S. property and casualty insurance markets. In 2002, we expect to see further price increases. We believe that we are favorably positioned to take advantage of the improving conditions in the property and casualty insurance market and that the expected price increases, together with improved terms and conditions, will contribute to more favorable financial results. However, we can give no assurance that we will be able to broadly implement price increases which would result in increased premium revenues. During 2001, we recorded a pre-tax charge of $6.9 million representing our estimated loss, through assumed reinsurance, for the terrorist attacks on September 11. We do not expect any additional material payout beyond this charge unless the insurance industry or the judicial system determines that the attacks were multiple events, in which case our estimate for reserves would increase by approximately $3,000,000, based upon information currently available to us.

Our principal executive offices are located at 118 Second Avenue, S.E., Cedar Rapids, Iowa 52407. Our telephone number is 319-399-5700. Our Web site address is www.unitedfiregroup.com. The information on our Web site is not part of this prospectus.

The Offering

[ ]% Cumulative Convertible Redeemable Preferred Stock, Series A, offered by United Fire & Casualty Company	2,000,000 shares (1)

Preferred stock to be outstanding immediately after the offering	2,000,000 shares (1)

Preferred stock liquidation preference	$25 per share

Preferred stock annual dividend	[ ]%

Initial conversion price	$[ ] per share, equivalent to [ ] shares of common stock for each share of preferred stock

Conversion rights
Each share of preferred stock will be convertible into shares of our common stock at an initial price of $[    ] per share of common stock, equivalent to [    ] shares of common stock for each share of preferred stock. The conversion price may be adjusted from time to time upon the occurence of certain events. See “Description of Our Capital Stock—Series A Preferred Stock—Conversion Rights.”

Redemption at our option
We may redeem all or some of the preferred stock at any time on or after [             ], 2005 at a redemption price of $25 per share of preferred stock, plus accrued and unpaid dividends. If we redeem any shares on or after [             ], 2005 but before [             ], 2006 we will pay a premium equal to 3.0% of the redemption price; if we redeem any shares on or after [             ], 2006 but before [            ], 2007 we will pay a premium equal to 1.5% of the redemption price. See “Description of Our Capital Stock—Series A Preferred Stock—Redemption.”

Mandatory redemption	We are obligated to redeem all outstanding shares of the preferred stock on [ ], 2014. The redemption price will be equal to $25 plus an amount equal to accrued and unpaid dividends.

Nasdaq symbol	UFCSP

Use of proceeds	We expect to use the net proceeds from the sale for general corporate purposes. See “Use of Proceeds.”

(1)	Does not include up to 300,000 shares the underwriters have the option to purchase to cover over-allotments.

Summary Financial Data

	Year ended December 31,
	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share data) (Prepared on the basis of generally accepted accounting principles)
Income Statement Data:
Revenues:
Net premiums earned	$372,019	$333,365	$273,051	$245,727	$244,939
Net investment income	98,909	86,867	75,317	67,928	61,686
Realized gains (losses) and other income	(84)	(1,825)	2,936	22,796	2,676
Commission and policy fee income	2,108	2,172	1,912	1,815	1,829

	$472,952	$420,579	$353,216	$338,266	$311,130

Benefits, losses and expenses:
Losses and settlement expenses	$270,329	$236,807	$197,291	$191,388	$159,199
Increase in liability for future policy benefits	5,236	6,241	5,157	3,707	5,016
Amortization of deferred policy acquisition costs	67,502	58,394	49,863	47,892	50,269
Other underwriting expenses	53,042	59,378	51,401	40,315	35,968
Interest on policyholders’ accounts	48,213	42,410	32,286	26,568	22,510

	$444,322	$403,230	$335,998	$309,870	$272,962

Income before income taxes	$28,630	$17,349	$17,218	$28,396	$38,168
Federal income taxes	4,537	1,822	1,834	4,719	9,436

Net income	$24,093	$15,527	$15,384	$23,677	$28,732

Earnings available to common stockholders	$24,093	$15,527	$15,384	$23,677	$28,732

Weighted average common shares outstanding	10,035,819	10,047,248	10,079,563	10,393,930	10,727,440

Basic and diluted earnings per common share	$2.40	$1.55	$1.53	$2.28	$2.68

Cash dividends declared per common share	$0.72	$0.71	$0.68	$0.67	$0.63

Balance Sheet Data:
Total cash and investments	$1,561,112	$1,403,035	$1,240,460	$1,084,116	$998,278
Total assets	1,851,839	1,674,109	1,467,716	1,250,594	1,157,922
Reserves for future policy benefits and losses, claims and settlement expenses	1,323,316	1,180,190	1,039,593	826,306	714,205
Stockholders’ equity	278,988	257,429	237,793	256,282	277,208

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. If any of the events described in the following risk factors occurs, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our preferred stock and our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Unpredictable catastrophic events could reduce our net income.

Our property and casualty insurance operations expose us to claims arising out of catastrophes, including hurricanes, tornadoes, windstorms, hailstorms, fires, explosions, earthquakes and other events that may cause catastrophes, including terrorist acts. For example, a hailstorm that swept through New Orleans, Louisiana, in 2000 negatively affected our business in 2000 and 2001. Catastrophe claims arise principally under our commercial insurance policies, but we also have exposure under our personal insurance policies. Our automobile business exposes us to losses to automobiles arising from floods. Property damage resulting from catastrophes is the greatest risk of loss we face in the ordinary course of our business. Because the occurrence and severity of catastrophes are inherently unpredictable, historical results of operations may not be indicative of future results of operations. Claims from catastrophic events could reduce our net income, cause substantial volatility in our financial results for any fiscal quarter or year or otherwise adversely affect our financial condition or results of operations. Our ability to write new business could also be affected. Increases in the value and geographic concentration of insured property and the effects of inflation could increase the severity of claims from catastrophic events in the future.

Our reserves for losses and costs related to adjustment of losses and our annuity reserves may be inadequate, which would result in reductions in net income and stockholders’ equity and could result in a downgrading of our rating and the ratings of our insurance company subsidiaries.

Our reserves for claims and future policy benefits may prove to be inadequate. We establish and carry, as a liability, reserves based on estimates by actuaries of how much we will need to pay for future benefits and claims. We establish property and casualty reserves for loss and loss adjustment expenses based on assumptions and estimates of damages and liabilities incurred. For our life insurance and annuity products, we calculate these reserves based on many assumptions and estimates, including estimated premiums we will receive over the assumed life of the policy, the timing of the event covered by the insurance policy, the amount of benefits or claims to be paid and the investment returns on the assets we purchase with the premiums we receive.

Our reserves are only estimates; we determine the amount of these reserves based on our best estimate and judgment of the losses and costs we will incur on existing insurance policies.

Because of the uncertainties that surround estimating loss reserves, we cannot precisely determine the ultimate amounts that we will pay for, or the timing of payment of, actual benefits and claims or whether the assets supporting the policy liabilities will grow to the level we assume prior to payment of benefits or claims. The following factors may have a substantial impact on our future loss experience:

•	the amounts of claims settlements and awards;

•	the performance of our investments;

•	legislative or judicial developments; and

•	changes in inflation and economic conditions.

Actual claims and claim expenses paid might exceed our reserves. If our reserves are insufficient to cover our actual loss and loss adjustment expenses, we would have to augment our reserves and incur charges to our earnings. These charges could be material. Further, strengthening reserves causes a reduction in surplus and could cause a downgrading of our rating and the ratings of our insurance company subsidiaries. This in turn could impair our ability to sell insurance policies.

On September 11, 2001, terrorists hijacked and crashed four airplanes, resulting in large losses to life and property. Our only exposure to these losses is through assumed reinsurance, where we contract with other insurance companies to pay part of the loss incurred on policies they write. We estimate our 2001 pre-tax losses associated with these terrorist attacks to be $6.9 million, or $4.5 million net of taxes. However, if the insurance industry or the judicial system determines that the attacks should be considered multiple events, we estimate, based upon information currently available to us, that our pre-tax losses would increase by approximately $3,000,000. These incidents may have further repercussions and effects on us and our industry that are inherently unpredictable and beyond our control. The current “war on terrorism,” the potential commission of further terrorist attacks, substantial political instability and societal disruption may result in further losses.

Interest rate and market value fluctuations could negatively affect our profitability.

Some of our products, principally fixed annuities, expose us to the risk that changes in interest rates will reduce our “spread”, or the difference between the amounts that we are required to pay under the contracts and the rate of return we are able to earn on our investments intended to support our obligations under the contracts.

In periods of increasing interest rates, we may not be able to replace our invested assets with higher yielding assets to the extent needed to fund the higher rates we must pay with respect to our interest sensitive products to keep them competitive. Consequently, we may have to accept a lower spread, and thus lower profitability, or face a decline in sales and loss of existing contracts and related assets. In periods of declining interest rates, we have to reinvest the cash we receive as interest or return of principal on our investments in lower yielding instruments then available. Moreover, borrowers may prepay fixed income securities, commercial mortgages and mortgage-backed securities in which we have invested in order to borrow at lower market rates, which exacerbates this risk. Because we are entitled to reset the interest rates on our annuities only at limited, pre-established intervals and because many of our policies have guaranteed interest rates, our spreads could decrease and potentially become negative.

Due to the reinvestment risk described above, a decline in market interest rates available on investments could also reduce our return from investments of capital that do not support particular policy obligations, which could also have a material adverse effect on our results of operations. The adverse effect on us of fluctuations in interest rates may be exacerbated because we currently maintain, and intend to continue to maintain, a large portion, approximately 89%, of our investment portfolio in fixed income securities. Generally, the fair value of these investments increases or decreases in an inverse relationship with changes in interest rates. Because we classify approximately 83% of our fixed income securities as available-for-sale, we must report the value of those investments at their current fair value. Accordingly, fluctuations in interest rates may result in fluctuations in the valuation of our fixed income investments, which could affect our stockholders’ equity.

Increases in interest rates may cause increased surrenders and withdrawals of insurance products. In periods of increasing interest rates, policy loans and surrenders and withdrawals of life insurance policies and annuity contracts may increase as policyholders seek to buy products with perceived higher returns. This process may lead to an outflow of cash from our business. These outflows may require invested assets to be sold at a time when the prices of those assets are lower because of the increase in market interest rates, which may result in realized investment losses. In addition, unanticipated withdrawals and terminations also may require us to accelerate the amortization of deferred policy acquisition costs, which would increase our expenses in the current period.

The fair value of securities in our investment portfolio may fluctuate depending on general economic and market conditions or events relating to a particular issuer of securities. Changes in the fair value of securities in our investment portfolio are reflected in our financial statements and, therefore, could result in realized or unrealized investment losses, thereby affecting our stockholders’ equity.

Our results may fluctuate as a result of many factors, including cyclical changes in the insurance industry.

The results of companies in the property and casualty insurance industry historically have been subject to significant fluctuations and uncertainties. Rates for property and casualty insurance are influenced primarily by factors that are outside of our control, including market and competitive conditions and regulatory issues. Any significant decrease in the rates for property and casualty insurance could reduce our net income. Our profitability, like the profitability of other companies in the industry, can be affected significantly by:

•	rising levels of actual costs that we are unaware of at the time we price our products;

•	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks;

•	changes in loss reserves resulting from general claims and the legal environment, as different types of claims arise and judicial interpretations relating to the scope of our liability develop; and

•	fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect our return on invested assets and may impact our ultimate payout of losses.

The demand for property and casualty insurance can also vary significantly, rising as the overall level of economic activity increases and falling as that activity decreases. The property and casualty insurance industry historically is cyclical in nature. Fluctuations in demand and competition could produce underwriting results that would have a negative impact on our results of operations and financial condition.

Our investment returns, and thus our profitability, may also be adversely affected from time to time by conditions affecting a specific investment and, more generally, by stock and other market fluctuations and general economic, market and political conditions. Our ability to make a profit on insurance products, fixed annuities and products with guaranteed interest features depends in part on the returns on investments supporting our obligations under these products. As described above, the value of specific investments may fluctuate substantially.

A significant portion of our direct property and casualty premiums are received from five states, and a significant portion of our direct life insurance premiums are received from five states.

The following five states accounted for approximately 55.8% of our direct property and casualty premiums written in 2001: Texas, 14.2%; Iowa, 13.5%; Louisiana, 11.6%; Missouri, 8.5% and Illinois, 8.0%. The following five states accounted for approximately 72.4% of our direct life insurance premiums written in 2001: Iowa, 42.0%; Minnesota, 10.1%; Wisconsin, 7.7%; Illinois, 6.7% and Nebraska, 5.9%. A general decline in the economy of these states could result in decreased premium revenue, thus decreasing profitability. Our exposure to losses from localized catastrophes, such as hailstorms, is increased in those areas where we have written significant numbers of property and casualty insurance policies.

If we can not adequately meet our independent agents’ needs or keep pace with our competitors’ future technological advances, we may lose business.

We do business with approximately 1,220 property and casualty agencies in 40 states and approximately 1,470 life agencies in 25 states. We have contracts with all of our agencies. Our agencies are independent and offer products of competing companies. Our agencies require the timely processing of applications and claims, as well as prompt attention to their questions and concerns. Like us, many of our competitors use technology to provide their agencies with information and to process applications for insurance coverage and claims. Examples of such technology include the use of the internet to provide agencies with access to policy information and to submit underwriting and claims information. Although we believe we enjoy good relationships with our independent agents, if we are unable to continue to adequately meet our independent agents’ needs and keep pace with our competitors’ future technological advances, we may not be able to retain the agents’ business.

If market conditions cause reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.

As part of our overall risk and capacity management strategy, we purchase reinsurance for significant amounts of risk, especially catastrophe risks which are underwritten by us and our insurance company subsidiaries. The availability and cost of reinsurance is subject to market conditions, which are beyond our control. The availability and cost of the reinsurance we purchase may affect the level of our business and profitability. Our reinsurance facilities are generally subject to annual renewal. We may be unable to maintain our current reinsurance facilities or to obtain other reinsurance facilities in adequate amounts and at favorable rates. If we are unable to renew our expiring facilities or to obtain new reinsurance facilities, either our net exposure to risk would increase or, if we are unwilling to bear an increase in net risk exposures, we would have to reduce the amount of risk we underwrite, especially risks related to catastrophes. As a result of the attacks of September 11, 2001, we have experienced in 2002 continuing increases in the price of reinsurance on terms less favorable to us than previously available.

The insurance industry may experience an increase in claims related to damage from mold, and some of our business exposes us to such claims.

The existence of certain airborne mold spores resulting from moisture trapped in confined areas has been alleged to cause severe health and environmental hazards. We have current and potential future exposure to mold claims in both our commercial and personal lines of business. While mold is a potential problem in several states, Texas has been at the forefront of mold insurance issues. We have recently received approval from the Texas Department of Insurance to adopt an exclusion in our homeowners policies and a $25,000 limitation in our commercial general liability policies with respect to claims arising from mold. We are investigating a mold exclusion for our commercial property policies. As market conditions permit, we plan to implement any coverage reforms permitted by the Texas Department of Insurance that would enable us to reduce our exposure in Texas to claims related to mold. However, due to the uncertainty of future changes in Texas regulation, we cannot estimate our future probable liability for mold claims. Also, as case law expands, we may be subject to mold-related losses beyond those intended by policy coverage and not addressed by exclusionary or limiting language. Loss reserve additions arising from future unfavorable judicial trends cannot be reasonably estimated at the present time.

As a primary insurer, we will likely be unable to obtain reinsurance coverage for terrorist acts.

Reinsurers have excluded coverage for terrorist acts. Some states may not permit primary insurers, like us and our insurance company subsidiaries, to likewise exclude terrorist acts. To the extent this occurs, we and our insurance subsidiaries, as primary insurers, would have a gap in our reinsurance protection and would be exposed to potential losses as a result of any terrorist acts.

The effect of potential U.S. and other governmental intervention on the insurance and reinsurance markets is uncertain. For example, there may be federal legislation on insurance coverage for terrorism, including the possibility that we may be subject to assessments to cover losses arising from future terrorist acts.

We may not maintain favorable financial strength ratings, which could adversely affect our ability to compete effectively with our competitors; our ability to sell insurance policies could decline, reducing our sales and earnings.

Third party rating agencies assess and rate the claims-paying ability of insurers and reinsurers. Financial strength ratings are used by insurers and reinsurers and insurance and reinsurance intermediaries as an important means of assessing the financial strength and quality of insurers and reinsurers. In addition, if the rating of a reinsurer is unfavorable, the rating agency may reduce the rating of an insurance company purchasing reinsurance from that reinsurer.

We believe that the ratings assigned by third party rating agencies are an important factor in marketing our products. Our ability to retain our existing business or to attract new business in our insurance operations depends largely on our ratings by these agencies. If an agency downgrades our ratings in the future, it is likely that we would not be able to compete as effectively with our competitors, and our ability to sell insurance policies could decline. If that happens, our sales and earnings would decrease. Rating agencies evaluate insurance companies based on financial strength and the ability to pay claims, factors which are more relevant to policyholders than investors. Financial strength ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security.

We cannot guarantee that our reinsurers will pay claims in a timely fashion, if at all. As a result, we could experience losses.

We transfer some of the risk we have from the direct policies that we write to reinsurance companies in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred, it does not relieve us of our liability to our policyholders. Our reinsurers may not pay what they owe us on a timely basis or at all. If our reinsurers fail to pay us or fail to pay us on a timely basis, our financial results would be adversely affected. Losses resulting from the attacks of September 11, 2001 may adversely affect the financial resources of some of our reinsurers, which could affect their ability to pay us.

We face significant competitive pressures in our business that could cause demand for our products to fall and reduce our revenue and our profitability.

The insurance industry is highly competitive. In our property and casualty business and in our life business, we compete, and will continue to compete, with dozens of major U.S. and non-U.S. insurers and smaller regional companies, as well as mutual companies, specialty insurance companies, underwriting agencies and diversified financial services companies. Some of our competitors have far greater financial and marketing resources than we do. Our premium revenue and our profitability could decline if we lose business to competitors offering similar or better products at or below our prices. We price our insurance based on estimated profit margins, and we do not expect to be able to significantly reduce our current estimated profit margins in the near future. Many of our competitors, however, are better capitalized than we are and may be able to withstand significant reductions in their profit margins. If our competitors decide to target our policyholder base by offering lower priced insurance, we may not be able to respond competitively. In addition, a number of new, proposed or potential legislative or industry developments could further increase competition in our industry. Increased competition from these developments could cause the demand for our products to fall, which could reduce our revenue and our profitability.

These new, proposed or potential legislative or industry developments include:

•
the enactment of the Gramm-Leach-Bliley Act of 1999, which permits financial services companies such as banks and brokerage firms to engage in the insurance business, could result in increased competition from new entrants to our markets;

•	the formation of new insurers and an influx of new capital in the marketplace as existing companies attempt to expand their business as a result of better pricing and/or terms;

•	programs in which state-sponsored entities provide property insurance in catastrophe-prone areas; and

•	changing practices caused by the Internet, such as the direct purchase by consumers of life, property and casualty insurance products, which have led to greater competition in the insurance business.

These developments and others could make the property and casualty insurance marketplace more competitive by increasing the number and strength of competitors. In that event, recent favorable industry trends that have reduced insurance and reinsurance supply and increased demand could be reversed and may negatively influence our ability to maintain or increase rates. Accordingly, these developments could reduce our revenue and our profitability.

Changes in federal income tax law could make some of our products less attractive to consumers and increase our tax costs.

In June 2001, the Economic Growth and Tax Relief Reconciliation Act of 2001 was enacted. The 2001 Act contains provisions that will, over time, significantly lower individual tax rates. This will have the effect of reducing the benefits of taxable income deferral on the build-up of value in annuities and life insurance products. The 2001 Act also includes provisions that will eliminate, over time, the estate, gift and generation-skipping taxes and partially eliminate the step-up in basis rule applicable to property held in a decedent’s estate. Some of these changes might hinder our sales and result in the increased surrender of insurance products. We cannot predict the overall effect on the sales of our products as a result of the tax law changes in the 2001 Act. Congress has, from time to time, also considered other tax legislation that could make our products less attractive to consumers, including legislation that would reduce or eliminate the benefit of the current federal income tax rule under which tax on the build-up of value of annuities and life insurance products can generally be deferred until payments are actually made to the policyholder or a beneficiary and excluded when paid as a death benefit under a life insurance contract. Congress, as well as state and local governments, has also considered legislation that could increase our tax costs. If such legislation is adopted, our consolidated net income could decline. We cannot predict whether any such legislation will be enacted, what the specific terms of any such legislation will be or how, if at all, it might affect sales of our products.

Because we are heavily regulated by the states in which we operate, we may be limited in the way we operate.

We are subject to extensive supervision and regulation by the states in which we operate. Governmental agencies exercise broad administrative power to regulate many aspects of the insurance business. This regulation covers, among other things:

•	standards of solvency, including risk-based capital measurements;

•	restrictions on the amount, type, nature, quality and concentration of investments;

•	restrictions on the types of terms that we can include in the insurance policies we offer;

•	certain required methods of accounting;

•	reserves for unearned premiums, losses and other purposes;

•	premium rates;

•	marketing practices;

•	policy forms;

•	capital adequacy;

•	the amount of dividends that can be paid;

•	licensing of agents;

•	approval of reinsurance contracts and inter-company contracts;

•	approval of proxies; and

•	potential assessments in order to provide funds to settle covered claims under insurance policies provided by impaired, insolvent or failed insurance companies.

In addition, state insurance holding company statutes generally require prior notice or approval of changes of control of an insurer or its holding company. Regulatory authorities enforcing these statutes are concerned primarily with the protection of policyholders rather than stockholders.

Regulations of state insurance departments may affect the cost or demand for our products and may impede us from obtaining rate increases or taking other actions we might wish to take to increase our profitability. Further, we may be unable to maintain all required licenses and approvals and our business may not fully comply with the wide variety of applicable laws and regulations or the relevant authority’s interpretation of the laws and regulations. Also, regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities could stop or temporarily suspend us from carrying on some or all of our activities or assess fines or penalties against us. In light of several recent significant property and casualty insurance company insolvencies, it is possible that assessments we must pay to state guarantee funds may increase.

Our access to capital markets and our ability to timely file financial reports may be impaired if we need to engage a new independent public accounting firm.

On March 14, 2002, our independent public accountant, Arthur Andersen LLP, was indicted on federal obstruction of justice charges arising from the government’s investigation of Enron Corp. Arthur Andersen LLP has stated that it intends to vigorously contest the indictment. The Securities and Exchange Commission has said that it will continue accepting financial statements audited by Arthur Andersen LLP and interim financial statements reviewed by it, so long as Arthur Andersen LLP is able to make certain representations to its clients. Our access to capital markets and our ability to make timely filings with the Securities and Exchange Commission could be impaired if the Securities and Exchange Commission ceases accepting financial statements audited by Arthur Andersen LLP, if Arthur Andersen LLP becomes unable to make the required representations to us or if for any other reason Arthur Andersen LLP is unable to perform required audit-related services for us. In such a case, we would promptly seek to engage a new independent public accounting firm or take such other actions as may be necessary to enable us to maintain access to the capital markets and to timely file our financial reports.

Our articles of incorporation and the insurance laws of various states may discourage takeover attempts and make it difficult to replace management.

Our articles of incorporation allow the board of directors to issue one or more classes or series of preferred shares with voting rights, preferences and other privileges as our board may determine. The issuance of an additional series of preferred shares could prevent, delay or defer a change of control, which could permit management to become entrenched and difficult to replace.

We are also subject to the laws of various states, particularly Iowa, Texas, Louisiana, Illinois and Colorado, where we are domiciled, governing insurance holding companies. Under these laws, a person generally must obtain the applicable insurance department’s approval to acquire, directly or indirectly, 5% to 10% or more of our outstanding voting securities or the outstanding voting securities of our insurance subsidiaries. An insurance department’s determination of whether to approve an acquisition would be based on a variety of factors, including an evaluation of the acquiror’s financial stability, the competence of its management and whether competition in that state would be reduced. These laws may delay or prevent a takeover of our company or our insurance company subsidiaries, and may permit management to become entrenched and difficult to replace.

Our success depends on retaining our current key personnel and attracting additional key personnel.

Our performance depends on the continued service of our senior management. None of our senior management is bound by an employment agreement nor do we have key person insurance on any of our senior management. The loss of the services of both Scott McIntyre, Jr., our Chairman, and John A. Rife, our President and Chief Executive Officer, could temporarily disrupt our day-to-day operations. Our success also depends on our continuing ability to attract, hire, train and retain highly skilled managerial, underwriting, claims, risk management, sales, marketing and customer support personnel. In addition, new hires frequently require extensive training before they achieve desired levels of productivity. Competition for qualified personnel is intense, and we may fail to retain our key employees or to attract or retain other highly qualified personnel.

Mr. Scott McIntyre, Jr., the Chairman of our board of directors, owns a significant amount of our common stock. His interests may diverge from those of our other stockholders.

Mr. Scott McIntyre, Jr., the Chairman of our board of directors, and his wife vote or control the disposition of approximately 15.1% of our issued and outstanding common stock. Mr. McIntyre’s children vote or control the disposition of approximately 2.8% of our issued and outstanding common stock. Mr. McIntyre’s mother and other members of her family vote and control the disposition of approximately 20.5% of our issued and outstanding common stock. Mr. McIntyre, his mother and members of their families will be in a position to strongly influence the outcome of substantially all corporate actions requiring stockholder approval, including mergers involving us, sales of all or substantially all of our assets and the adoption of amendments to our articles of incorporation. Mr. McIntyre, his mother and members of their families may have interests different than, or adverse to, those of the rest of our stockholders.

Risks Related to Our Preferred Stock and Our Common Stock

Because there has not been any trading market for our preferred stock and these securities may be affected by fluctuations in the market price of our common stock, we cannot assure you that an active trading market will develop for our preferred stock or that you will be able to resell our preferred stock at or above the purchase price.

There is currently no public market for our preferred stock. In addition, the liquidity of any trading market in our preferred stock and the market price quoted for shares of our preferred stock may be adversely affected by changes in the overall market for these securities and by changes in our financial performance or prospects or in the prospects of companies in our industry generally. We cannot predict the extent to which investors’ interest will lead to a liquid trading market or whether the market price of our preferred stock will be volatile. Because our preferred stock is convertible into common stock, the trading price of our preferred stock may be affected by fluctuations in the market price of our common stock. The price of our common stock over the past two years has fluctuated significantly, from a low of $15.50 in June 2000 to a high of $34.51 in April 2002.

We may not be able to pay the redemption price of our preferred stock upon a change of control if the holders exercise their right to require us to redeem those securities.

If we undergo a change of control, subject to limited exceptions, each holder of our preferred stock will have the right to require us to redeem all or any part of that holder’s shares at a redemption price equal to 100% of the liquidation preference plus an amount equal to all accrued and unpaid dividends on those shares to the date of redemption. We may pay the redemption price only if we have legally available funds for such payment. Our future credit facilities may prohibit us from paying the redemption price of our preferred stock in cash. In addition, the right of holders to cause us to redeem our preferred stock upon a change of control may be subject to our obligation to repay or repurchase any indebtedness, such as future credit facilities or additional series of preferred shares, required in connection with a change in control. We do not currently have any credit facilities that have change of control provisions that would trigger an obligation to repay that indebtedness or that would prohibit the payment of the redemption price of our preferred stock in cash.

You will experience immediate dilution if you convert your shares of preferred stock into shares of common stock.

If you convert your shares of preferred stock into shares of common stock, you will experience immediate dilution because the per share conversion price of your shares of preferred stock is higher than the net tangible book value per share of our outstanding common stock immediately after this offering. In addition, you may also experience dilution when we issue additional shares of common stock that we are permitted or required to issue under options, warrants, our Employee Stock Purchase Plan, our Non-Qualified Employee Stock Option Plan or other employee or director compensation plans.

Our preferred stock ranks junior to all of our and our subsidiaries’ liabilities.

In the event of our bankruptcy, liquidation, winding-up or dissolution, our assets will be available to pay obligations on our preferred stock only after all our indebtedness and other liabilities have been paid. In addition, our preferred stock will effectively rank junior to all existing and future liabilities of our subsidiaries and the capital stock, other than common stock, of our subsidiaries held by third parties. The rights of holders of our preferred stock to participate in the assets of our subsidiaries upon any liquidation or reorganization of any subsidiary will rank junior to the prior claims of that subsidiary’s creditors and the holders of non-common stock. After payment of liabilities there may not be sufficient assets remaining to pay amounts due on any or all of our preferred stock then outstanding.

We and our family of companies currently have no indebtedness that is senior to the preferred stock. Therefore, we will be able to incur substantial indebtedness in the future. Any such borrowings would be senior to our preferred stock. To the extent new debt and other obligations are incurred, the risks described above would exist.

Our future credit facilities may prohibit us from redeeming or paying cash dividends on our preferred stock.

Our current credit facility does not limit or restrict our ability to pay dividends or redeem our capital stock. However, future credit facilities may prevent us from paying dividends or redeeming capital stock if we fail to meet specified operating performance or credit benchmarks or if, before the payment or after giving effect to the payment, an event of default of the credit facilities is or would be in existence. Because of this, we cannot assure you that we will be able to pay any future cash dividends on our preferred stock or redeem our preferred stock.

Iowa law may prohibit us from redeeming our preferred stock or from paying dividends on our preferred stock.

Iowa law permits distributions to stockholders only if, after making the distribution, (i) we would be able to pay our debts as they become due in the usual course of business or (ii) our total assets would be greater than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved at the time of the payment, to satisfy upon dissolution the preferential rights of stockholders whose preferential rights are superior to the stockholders of our preferred stock. Iowa law requires dividends to be paid from earned profits arising from business, not from contributed capital or contributed surplus. Because of this, we cannot assure you that we will be able to pay any future dividends on our preferred stock or redeem our preferred stock.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the offering of our preferred stock, after reduction for estimated underwriting discounts and offering expenses payable by us, will be approximately $[            ], or approximately $[            ] if the over-allotment is exercised. We intend to use between $20 and $30 million of the net proceeds from this offering to increase the capital and surplus of our life insurance subsidiary in order to improve its capital adequacy as evaluated by rating agencies. In order to sell our life insurance products and annuities, we must be able to maintain favorable ratings. The exact amount of net proceeds we will provide to our life insurance subsidiary will vary depending upon our life insurance subsidiary’s need for capital at the time that the net proceeds become available. We expect to use the balance of the net proceeds for general corporate purposes and to increase our ability to write property and casualty insurance, as our property and casualty companies are subject to similar rating agency capital adequacy levels.

RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS

The following table sets forth our ratio of earnings to fixed charges.

	Year ended December 31,
	2001	2000	1999	1998	1997
Ratio of earnings to fixed charges (1)	1.59	1.41	1.53	2.07	2.70

(1)
Includes interest credited to policyholder account balances. We had no preferred stock dividend requirements or fixed charges related to indebtedness prior to the issuance of our preferred stock. When we issue our preferred stock, we will have preferred stock dividend requirements, but no fixed charges related to indebtedness.

For purposes of determining the ratio of earnings to fixed charges and preferred stock dividend requirements and the sufficiency of earnings to cover our fixed charges and our preferred stock dividend requirements, earnings are defined as income from continuing operations before income taxes, plus fixed charges and preferred stock dividends. Preferred stock dividend requirements are the amount of pre-tax earnings required to permit the payment of dividends on our preferred stock.

If the sale of our preferred stock had occurred on January 1, 2001, our earnings for the year ended December 31, 2001 would have been [            ] and the ratio of earnings to fixed charges and our preferred stock dividend requirements for that year would have been [            ]. We have assumed that our preferred stock would have paid dividends at an annual rate of [            ]% for purposes of calculating the pro forma ratio.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2001, and the adjusted pro forma capitalization which gives effect to the sale of the preferred stock offered by this prospectus at an assumed net offering price of $[            ] per share after deducting estimated underwriting discounts and offering expenses payable by us. The information in the following table is presented in accordance with generally accepted accounting principles.

	December 31, 2001 (Audited)	Pro Forma as Adjusted for Offering (Unaudited)
	(Dollars in thousands)
Long-term debt	—		—

[ ]% cumulative convertible redeemable preferred stock, no par value	—	$	[	]

Stockholders’ equity
Common stock, $3.33 1/3 par value	$33,453		33,453
Additional paid-in capital	6,912		6,912
Retained earnings	189,214		189,214
Accumulated other comprehensive income, net of tax	49,409		49,409

Total stockholders’ equity	$278,988		$278,988

Total capitalization	$278,988	$	[	]

PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

The following table sets forth, for the periods indicated, the high and low closing sales prices of our common stock as reported on the Nasdaq National Market System and cash dividends per share for the last three years. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Price Range		Cash Dividends Per Share
	High	Low
Year Ended December 31, 1999
1st Quarter	$35.50	$25.50	$0.17
2nd Quarter	26.88	22.25	0.17
3rd Quarter	26.50	22.19	0.17
4th Quarter	23.38	19.25	0.17
Year Ended December 31, 2000
1st Quarter	23.31	17.38	0.17
2nd Quarter	19.69	15.50	0.18
3rd Quarter	20.50	15.50	0.18
4th Quarter	20.63	16.19	0.18
Year Ended December 31, 2001
1st Quarter	25.00	19.25	0.18
2nd Quarter	34.51	19.50	0.18
3rd Quarter	31.85	19.00	0.18
4th Quarter	31.42	24.58	0.18

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data as of and for the years ended December 31, 1997 through 2001. The financial data is derived from the financial statements audited by Arthur Andersen LLP, independent certified public accountants. This table is a summary and should be read in conjunction with our consolidated financial statements and related notes contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, which is incorporated by reference in this prospectus.

	Year ended December 31,
	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share data and ratios)
Income Statement Data:
Revenues:
Net premiums earned	$372,019	$333,365	$273,051	$245,727	$244,939
Net investment income	98,909	86,867	75,317	67,928	61,686
Realized gains (losses) and other income	(84)	(1,825)	2,936	22,796	2,676
Commission and policy fee income	2,108	2,172	1,912	1,815	1,829

	$472,952	$420,579	$353,216	$338,266	$311,130

Benefits, losses and expenses:
Losses and settlement expenses	$270,329	$236,807	$197,291	$191,388	$159,199
Increase in liability for future policy benefits	5,236	6,241	5,157	3,707	5,016
Amortization of deferred policy acquisition costs	67,502	58,394	49,863	47,892	50,269
Other underwriting expenses	53,042	59,378	51,401	40,315	35,968
Interest on policyholders’ accounts	48,213	42,410	32,286	26,568	22,510

	$444,322	$403,230	$335,998	$309,870	$272,962

Income before income taxes	$28,630	$17,349	$17,218	$28,396	$38,168
Federal income taxes	4,537	1,822	1,834	4,719	9,436

Net income	$24,093	$15,527	$15,384	$23,677	$28,732

Earnings available to common stockholders	$24,093	$15,527	$15,384	$23,677	$28,732

Weighted average common shares outstanding	10,035,819	10,047,248	10,079,563	10,393,930	10,727,440

Basic and diluted earnings per common share	$2.40	$1.55	$1.53	$2.28	$2.68

Cash dividends declared per common share	$0.72	$0.71	$0.68	$0.67	$0.63

	Year ended December 31,
	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share data and ratios)

Segment Data:
Property and casualty segment:
Net premiums earned	$346,582	$307,271	$247,054	$220,550	$225,822
Benefits, losses and expenses	362,626	329,253	272,315	254,306	224,480
Income before income taxes	16,393	8,738	2,687	12,327	28,616

Life segment:
Net premiums earned	$25,654	$26,304	$26,100	$25,295	$19,231
Benefits, losses and expenses	82,038	74,324	63,923	55,822	48,740
Income before income taxes	12,237	8,611	14,531	16,069	9,552

Balance Sheet Data:
Total cash and investments	$1,561,112	$1,403,035	$1,240,460	$1,084,116	$998,278
Total assets	1,851,839	1,674,109	1,467,716	1,250,594	1,157,922
Reserves for future policy benefits and losses, claims and settlement expenses	1,323,316	1,180,190	1,039,593	826,306	714,205
Stockholders’ equity	278,988	257,429	237,793	256,282	277,208

Operating Data:
Return on average equity	8.98%	6.27%	6.23%	8.88%	11.38%
Loss ratio	73.9	73.6	75.2	81.2	66.2
Expense ratio	30.7	33.5	35.0	34.0	33.1
Combined ratio	104.6	107.1	110.2	115.2	99.3

We are required to use statutory accounting principles to prepare and report our financial results to the insurance departments in those states where we are domiciled. Statutory accounting principles are based upon state laws, regulations and general administrative rules, and generally emphasize the concepts of policyholder protection and solvency and stress measurement of ability to pay claims in the future. This emphasis generally results in lower assets and net income than results reported according to generally accepted accounting principles, which consist of a set of uniform accounting rules for recording and reporting financial data and stress measurement of emerging earnings of a business from period to period. Generally accepted accounting principles are established by the Financial Accounting Standards Board, and their use is required by the Securities and Exchange Commission for corporations under its jurisdiction.

Statutory Data:
Property and casualty segment:
Net premiums written	$366,138	$325,052	$254,214	$221,002	$226,915
Capital and surplus	194,988	183,604	179,689	202,342	231,326
Net premiums written to surplus	1.88	1.77	1.41	1.09	0.98
Loss ratio	74.4%	74.2%	75.6%	81.9%	66.6%
Expense ratio	30.3	31.9	33.6	33.2	31.9
Combined ratio	104.7	106.1	109.2	115.1	98.5

Life segment:
Net premiums written	$195,096	$191,800	$173,312	$154,789	$118,798

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations for the Year Ended
December 31, 2001, Compared to the Year Ended December 31, 2000

For the year ended December 31, 2001, our consolidated net operating income, which excludes net realized gains and losses on securities, was $24,214,000, or $2.41 per share, compared to $16,713,000, or $1.67 per share, for the year ended December 31, 2000. The most significant factors contributing to the increase were growth in net premiums earned, growth in net investment income and favorable development in our property and casualty loss reserves.

Net premiums earned increased by $38,654,000, or 12%, to $372,019,000, due primarily to premium rate increases in our property and casualty insurance segment. Net investment income increased by $12,042,000, or 14%, to $98,909,000, with more than $9,000,000 of the increase contributed by our life insurance segment. Annuity deposits increased our life insurance segment’s investment portfolio, leading to higher investment earnings. During 2001, we experienced a decrease in estimated losses for property and casualty claims that occurred in prior years, as described in “Property and Casualty Insurance Segment,” below.

Losses and settlement expenses increased by $33,522,000, or 14%, to $270,329,000, due primarily to an increase in severity in our fire and allied lines and workers’ compensation lines of business. This increased severity more than offset the decrease in prior year estimated property and casualty claim losses. The combination of amortization of deferred policy acquisition costs and other underwriting expenses reflected a moderate increase of $2,772,000, or 2%, which primarily resulted from the continued increase in business written across our various property and casualty lines of business, both on a new and renewal basis. Interest on policyholders’ accounts increased by $5,803,000, or 14%, to $48,213,000, due primarily to interest credited on existing annuity account balances; we decreased interest crediting rates for new annuity deposits received during 2001.

On a consolidated basis, net income, which is net operating income plus after-tax net realized gains and losses on securities, was $24,093,000, or $2.40 per share, in 2001, compared to $15,527,000, or $1.55 per share, in 2000. We recorded net realized after-tax losses of $121,000 in 2001 and $1,186,000 in 2000. In both years, other-than-temporary impairments on a small number of fixed income securities contributed to realized losses.

During the third quarter of 2001, we began a review of our exposure to the events of September 11, 2001. Because we do not write direct premiums in the eastern United States, we knew that we did not have any material direct exposure as a result of these events. However, we did have assumed reinsurance claims related to the terrorist attacks, resulting in after-tax charges in 2001 of $4,479,000, or $0.45 per share.

We recorded reserves for the September 11 events based upon the “one event” theory. If the insurance industry or the judicial system determines that the events of September 11 were multiple events, our estimate, based upon information currently available to us, is that our reserves for the September 11 catastrophe would increase by approximately $3,000,000.

The rates we pay for reinsurance increased on our reinsurance contracts that renewed on January 1, 2002, and those contracts now limit or exclude coverage for terrorist activities. We will utilize terrorist exclusions on our direct policies, as such exclusions are approved by state regulators. We expect price increases to occur in the property and casualty insurance industry due to the anticipated industry-wide increase in reinsurance rates, and we have already begun our own price increases.

Property and Casualty Insurance Segment

Our property and casualty insurance segment recorded net income of $15,559,000 in 2001, compared to net income of $9,810,000 in 2000. Net premiums earned grew by $39,311,000, or 13%, to $346,582,000. Much of the net premium written growth was generated by premium rate increases throughout a majority of our lines of business. In 2001, Texas became our largest state in terms of direct premium volume, with direct premiums written of $52,489,000. Iowa was our second largest state, with direct premiums written of $50,807,000.

Our liability lines of business, such as commercial automobile liability, other liability and workers’ compensation, are considered long-tail lines of business due to the length of time which may elapse before claims are finally settled. Therefore, we may not know our final development on individual claims for many years. Our estimates for losses, particularly in these long-tail lines, are dependent upon many factors, such as our estimate of the severity of the claim, the legal environment, inflation and medical costs. We consider all of these factors, as well as others, in estimating our loss reserves. As conditions or trends with respect to these factors change, we change our estimate for loss reserves accordingly.

Our property and casualty insurance segment incurred losses of $256,145,000 in 2001, compared to $226,168,000 in 2000. We experienced favorable development on prior years’ estimated losses of $47,037,000 in 2001 and $36,931,000 in 2000. This favorable development was attributable to savings from workers’ compensation medical bill reviews of approximately $1,290,000 in 2001 and $856,000 in 2000 and savings from alternative dispute resolution of an estimated $3,930,000 in 2001 and an estimated $3,543,000 in 2000. The remaining favorable development resulted from adjustments related to our acquisition of American Indemnity Financial Corporation, which we discuss in the following paragraph, the settlement of claims for less than the amounts reserved, a reduction in loss reserves due to additional information on individual claims after the reserves for those claims had been established or a change in our estimate of the severity of claims. Our reserving process, which contributed to favorable development in 2000 and 2001, is discussed under “Reserves,” below. In 2001, favorable development was concentrated in our commercial automobile liability and other liability lines of business. For both lines of business, favorable development was concentrated with respect to accidents occurring in years 1998 through 2000. Off-setting favorable development were incurred losses totaling $303,182,000 for accidents occurring in 2001. In 2000, favorable development was concentrated in our workers’ compensation and personal automobile liability lines of business, primarily for accidents occurring in 1998 through 2000. Claims for accidents occurring in 2000 resulted in incurred losses of $263,099,000 in 2000.

Following our purchase of American Indemnity Financial Corporation in August 1999, we carefully analyzed the adequacy of reserves associated with the newly-acquired book of business. Based on our analysis and on our actual experience with the book of business, we increased associated reserves in early 2000. Subsequently, due primarily to aggressive claims adjusting, we have experienced redundancies associated with the book of business of approximately $3,900,000.

As a measure of our underwriting profitability, we calculate a “combined ratio,” which is the sum of two ratios, the loss ratio and the expense ratio. On a statutory basis of accounting, the loss ratio is calculated by dividing net losses and net loss adjustment expenses incurred by net premiums earned, because losses occur over the life of a policy. On a statutory basis of accounting, the expense ratio is stated as a percentage of premiums written rather than premiums earned, because most underwriting expenses are paid when policies are written and are not amortized over the policy period. The statutory underwriting profit margin is the extent to which the combined ratio is less than 100%. In 2001, our statutory combined ratio was 104.7%, which compares favorably with the industry statutory combined ratio of 117.0%, as estimated by A.M. Best Company, a leading insurance industry rating agency and data provider. Our statutory combined ratio was 106.1% in 2000. Without the effect of catastrophes, our statutory combined ratio was 97.0% in 2001 and 98.2% in 2000.

Under generally accepted accounting principles, the loss ratio is computed in the same manner as under the statutory basis of accounting, but the expense ratio is determined by matching underwriting expenses to the period when net premiums were earned, rather than by when net premiums were written. In 2001, our combined ratio, calculated on the basis of generally accepted accounting principles, was 104.6%, compared to 107.1% in 2000. Without the effect of catastrophes, our combined ratio calculated according to generally accepted accounting principles was 96.8% in 2001 and 99.2% in 2000.

After-tax charges in 2001 for catastrophes, including the September 11 events, were $17,524,000, or $1.75 per share, compared to $15,778,000, or $1.57 per share, in 2000. We define catastrophes to include events that cause $25,000,000 or more in direct insured losses to property and that affect a significant number of insureds and insurers, which is the definition utilized by the Insurance Services Office, a supplier of property and casualty statistical data. We also include events that we believe are, or will be, material to our operations. We had exposure to 23 catastrophes that occurred in 1999, 20 in 2000 and 23 in 2001.

Reserves

Losses and loss adjustment expenses incurred represent actual payments made and changes in estimated future payments to be made, including expenses required to settle both reported and unreported losses. For reported losses, we establish reserves based upon policy provisions, accident facts, injury or damage exposure, trends in the legal system, historical results and other factors. For unreported losses, we establish reserves for each line of business based on the probable number and nature of losses, determined on the basis of historical and statistical information. Once we have established reserves, we closely monitor and adjust them as losses develop. We regularly review our reserve calculations and, as required by state law, we engage an independent actuary to render opinions as to the adequacy of the statutory reserves we establish. We file the actuarial opinions in those states where we are licensed. There are no material differences between our statutory reserves and those established under generally accepted accounting principles.

To establish loss and loss adjustment expense reserves, we make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in our financial statements. Actual results could differ materially from those estimates. The estimate of these reserves is subjective and complex and requires us to make estimates about the future payout of claims, which is inherently uncertain. When we establish and adjust reserves, we do so given our knowledge of the circumstances and claim facts. Upon notice of a claim, we establish a case reserve for loss and loss adjustment expenses based on the claims information reported to us at that time. Subsequently, we conduct an investigation of each reported claim, a process that may extend over a long period of time, which allows us to more fully understand the factors contributing to the loss and our potential exposure. As our investigations of claims develop and as our claims personnel identify trends in claim activity, we refine and adjust our estimates of case reserves. We track and monitor all claims until they are settled and paid in full and all salvage and subrogation claims are resolved, which helps us to evaluate and refine our overall reserving process.

For incurred but not reported losses, we estimate the amount of reserves for each line of business on the basis of historical and statistical information. We consider historical patterns of paid and reported claims, industry data, and the probable number and nature of losses arising from claims that have occurred but have not yet been reported for a given accident year.

Over the course of the last ten accident years, our reserves for losses and loss adjustment expenses have exceeded our incurred losses and loss adjustment expenses. Because establishing reserves is inherently uncertain, an analysis of factors affecting reserves can produce a range of reasonable estimates. Our philosophy is to establish reserves that are appropriate and reasonable, but assume a pessimistic view of potential outcomes. Other factors contributing to this redundancy include the following:

•	Claims negotiation utilized in the claims settlement process to control the size of settlements;

•	Loss prevention services that focus on workplace safety and accident and illness prevention;

•	Claims management services including return-to-work programs, case management by nurses for serious injuries and management of medical provider services and billings;

•	Investigation and legal services provided to policyholders for the prevention of fraud and assistance in favorably resolving litigated claims; and

•	Assuming that we have liability for all claims, even though in some cases the issue of liability may ultimately be resolved in our favor.

In 2001, our loss ratio was 73.9%, compared to 73.6% in 2000. The “pure” loss ratio, which is net losses incurred without loss adjustment expenses incurred divided by net premiums earned, was 61.4% in 2001 and 59.9% in 2000. We use the pure loss ratio to measure our profitability by line and make pricing and underwriting decisions based upon these results. In the following table, we present the pure loss ratio for each of the last three years for each of our lines of business. The information in the following table is presented in accordance with generally accepted accounting principles.

	Year Ended December 31,
	2001	2000	1999
	(Dollars in thousands)
Fire and allied lines (1)
Net premiums earned	$111,367	$96,894	$76,557
Net losses incurred	80,914	60,076	40,176
Pure loss ratio	72.7%	62.0%	52.5%
Automobile
Net premiums earned	$98,215	$85,323	$64,558
Net losses incurred	60,220	53,412	44,824
Pure loss ratio	61.3%	62.6%	69.4%
Other liability (2)
Net premiums earned	$68,434	$57,720	$38,922
Net losses incurred	24,806	18,667	17,266
Pure loss ratio	36.2%	32.3%	44.4%
Workers’ compensation
Net premiums earned	$29,475	$25,858	$20,524
Net losses incurred	21,338	12,567	15,119
Pure loss ratio	72.4%	48.6%	73.7%
Fidelity and surety
Net premiums earned	$20,481	$18,087	$18,129
Net losses incurred	2,879	2,138	387
Pure loss ratio	14.1%	11.8%	2.1%
Reinsurance
Net premiums earned	$17,504	$22,539	$27,739
Net losses incurred	22,291	36,547	34,003
Pure loss ratio	127.3%	162.2%	122.6%
Miscellaneous
Net premiums earned	$1,106	$850	$625
Net losses incurred	449	712	66
Pure loss ratio	40.6%	83.8%	10.6%
Total property and casualty
Net premiums earned	$346,582	$307,271	$247,054
Net losses incurred	212,897	184,119	151,841
Pure loss ratio	61.4%	59.9%	61.5%

(1)	“Fire and allied lines” in this table includes fire, allied lines, homeowners, commercial multiple peril and inland marine.
(2)	“Other liability” is business insurance covering bodily injury and property damage arising from general business operations, accidents on the insured’s premises and products manufactured or sold.

Improvement in our commercial automobile business more than offset deterioration in our personal automobile business. In our commercial automobile business, we have imposed stricter underwriting guidelines and aggressively pursued rate increases. We also continue to increase rates and tighten eligibilities for our personal automobile business.

Our reinsurance line of business improved in 2001 with a pure loss ratio of 127.3%, compared to 162.2% in 2000. The impact from the September 11 events is included in the 2001 results. While reserves related to the September 11 events increased the pure loss ratio in this line of business, a decrease in assumed loss reserves partially offset these charges. We decreased assumed loss reserves due to our reduced number of contracts and exposure in assumed reinsurance business. We continue to have exposure, primarily catastrophe coverages, related to assumed reinsurance contracts written prior to 2001. We believe that as of December 31, 2001 our loss reserves established for the assumed reinsurance business are appropriate. We anticipate that we will decrease the assumed loss reserves each year as the non-renewed assumed reinsurance contracts are further into the run-off period.

Other liability insurance covers businesses for liability for bodily injury and property damage arising from general business operations, accidents on their premises and products manufactured or sold. Our pure loss ratio in the other liability line of business has been favorable when compared with our other lines of business. Our pure loss ratio was 36.2% in 2001 and 32.3% in 2000. Appropriate pricing, and restrictive underwriting guidelines have contributed to the favorable results in the other liability line of business.

The pure loss ratio deteriorated, or increased, to 72.7% in 2001 compared to 62.0% in 2000 in the fire and allied lines business, which includes fire, allied lines, homeowners, commercial multiple peril and inland marine. In 2001, we experienced a greater number of fire losses than in 2000. In 2000, our homeowners’ business was negatively affected by a hailstorm that swept through the New Orleans area in January 2000.

The existence of certain airborne mold spores resulting from moisture trapped in confined areas has been alleged to cause severe health and environmental hazards. In 2001, Texas homeowners’ claims related to mold increased. While mold is a potential problem in several states, Texas has been at the forefront of mold insurance issues. Until recently, Texas was unlike many states because it did not permit insurance companies to exclude mold coverage from homeowners policies. In response, some property and casualty insurers no longer write homeowners insurance in Texas. In 2001, we responded to the mold issue by implementing more stringent underwriting guidelines, new claims handling procedures and price increases.

We have current and potential future exposure to mold claims in both our commercial and personal lines of business. We have recently received approval from the Texas Department of Insurance to adopt an exclusion in our homeowners policies and a $25,000 limitation in our commercial general liability policies with respect to claims arising from mold. We are investigating a mold exclusion for our commercial property policies. As market conditions permit, we plan to implement any coverage reforms permitted by the Texas Department of Insurance that would enable us to reduce our exposure in Texas to claims related to mold. Due to the uncertainty of future changes in Texas regulation, we cannot estimate our future probable liability for mold claims. Also, as case law expands, we may be subject to mold losses beyond those intended by policy coverage and not addressed by exclusionary or limiting language. We believe it is unlikely that any such loss would have a material adverse effect on our financial condition or our cash flows. However, loss reserve additions arising from future unfavorable judicial trends cannot be reasonably estimated at the present time. Management believes we have adequately reserved losses for our future probable liability for mold claims, based upon current regulations.

The pure loss ratio for our workers’ compensation line of business deteriorated to 72.4% in 2001, from 48.6% in 2000. Results in 2000 were unusually favorable because we settled many workers’ compensation cases favorably, which led to lower payments than were reserved. In 2001, the frequency and severity of the claims reported to us increased, and many of our workers’ compensation cases have not settled favorably. We carefully continue to underwrite this line of business and have further tightened our eligibility guidelines.

Our fidelity and surety bond business had some deterioration in 2001 when compared to 2000. The pure loss ratio was 14.1% in 2001 and 11.8% in 2000. This line continues to be our most profitable. However, for the past several years a soft surety insurance market and competitive pressures have contributed to depressed rates for this line of business. We have recently initiated rate increases and stricter underwriting guidelines to address the conditions in this line.

The second component of the statutory combined ratio is the expense ratio. In 2001, our expense ratio improved to 30.3%, compared to 31.9% in 2000. Through a consolidation of functions we have been able to reduce underwriting expenses incurred relative to premiums written.

Life Insurance Segment

Our life insurance segment’s earnings are derived primarily from premium revenues plus investment results, including net realized gains and losses, reduced by interest credited, benefits to policyholders and expenses. In 2001, our life insurance segment recorded net income of $8,534,000, compared to net income of $5,717,000 in 2000. The results were driven in both years primarily by investment results. Net investment income earned in 2001 was $70,682,000, compared to $61,468,000 in 2000. Annuity deposits increased our life segment’s investment portfolio, leading to higher investment earnings. In 2001 and 2000, a small number of fixed income securities held by the life segment were written down as a result of other-than-temporary declines in market value. These write-downs were the primary reason for net realized losses, after-tax, of $1,346,000 recorded in 2001 and $3,089,000 recorded in 2000.

After intercompany eliminations, net premiums earned by the life segment in 2001 totaled $25,437,000, compared to $26,094,000 in 2000. Annuity deposits collected are not reflected in net premiums earned. Rather, revenues for annuities consist of policy surrender charges and investment income earned. Annuity deposits are invested and recorded as liabilities for future policy benefits. In 2001, annuity deposits were $163,115,000, compared to $165,181,000 in 2000.

In 2001, we credited interest of $48,213,000 to annuity and universal life policyholder accounts, compared to $42,410,000 in 2000. We establish our interest crediting rates based upon current market conditions and maintain a favorable “spread” because our average crediting rates on our policyholder account balances are less than the ratio of net investment income to average invested assets. We decreased interest crediting rates during 2001 for new deposits. The increase in our expense for interest on policyholders’ accounts for the year was primarily a result of the interest credited on existing account balances. We believe that annuity growth continues to be driven by our ability to distribute and service this product as well as by general market conditions during the current year, as private investors shift their focus from variable to non-variable annuity products.

Investment Results

Premium rate increases and new annuity deposits resulted in additional funds to be invested in 2001. This led to growth in our investment portfolio and resulted in an increase in net investment income earned during the year. In 2001, net investment income was $98,909,000, compared to $86,867,000 in 2000, an increase of 14%. More than 90% of our investment income originates from interest on fixed income securities. Our remaining investment income is derived from dividends on equity securities, interest on other long-term investments, interest on policy loans and rent earned from tenants in our home office. The investment yield, which is investment income divided by average invested assets, was 6.7% in 2001 and 6.6% in 2000.

Our accounting policy for impairment recognition requires other-than-temporary impairment charges to be recorded when we determine that we are unable to recover our cost basis in an investment. Impairment charges on investments are included in net realized gains and losses. Factors considered in evaluating whether a decline in value is other-than-temporary include: the length of time and the extent to which the fair value has been less than cost; the financial conditions and near-term prospects of the issuer; and our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery.

In 2001 and 2000, we wrote down a small amount of holdings in our fixed income portfolio as a result of other-than-temporary declines in market value and recognized a net realized loss, before tax, of $3,841,000 in 2001 and $2,932,000 in 2000. We continue to review the other-than-temporarily impaired securities for appropriate valuation on an ongoing basis. Based on the existing status and condition of these securities, we do not currently anticipate additional losses, but continued credit deterioration of some securities is possible, which may result in further write-downs.

Although we do have loss exposure to below investment grade fixed income securities, we are committed to minimizing credit risks and maintaining a high quality portfolio. As of December 31, 2001, 89% of our fixed income securities were investment grade, as defined by the National Association of Insurance Commissioners Securities Valuation Office, and had ratings of Class 1 or Class 2.

The composition of our investment portfolio at December 31, 2001 is presented in the following table in accordance with generally accepted accounting principles:

	Property and Casualty Segment		Life Segment		Total
		Percent of Total		Percent of Total		Percent of Total
	(Dollars in thousands)
Fixed income securities (1)	$376,433	71.0%	$1,007,797	97.0%	$1,384,230	88.0%
Equity securities	104,715	20.0	5,642	1.0	110,357	7.0
Policy loans	—	—	8,201	1.0	8,201	1.0
Short-term investments	37,333	7.0	10,675	1.0	48,008	3.0
Other	10,166	2.0	—	—	10,166	1.0

Total	$528,647	100.0%	$1,032,315	100.0%	$1,560,962	100.0%

(1)	Available-for-sale fixed income securities are carried at fair value, while held-to-maturity fixed income securities are carried at amortized cost.

Federal Income Taxes

Our effective income tax rate of 16% was less than the applicable federal tax rate of 35% due primarily to our portfolio of tax-deductible securities and a reduction in deferred tax liabilities.

In 2001, we eliminated a deferred tax liability of $1,143,000 which we had established in connection with a Revenue Agent Review and other tax contingencies related to the 1999 purchase of American Indemnity Financial Corporation. The Revenue Agent Review has been settled, and we believe that the reserve for other tax contingencies is unnecessary at December 31, 2001. The effect of the elimination was a reduction of deferred tax liabilities and a reduction in federal income tax expense of $1,143,000.

At December 31, 2001, we had $26,605,000 of net operating loss carryforwards acquired in the purchase of American Indemnity Financial Corporation in August 1999. The utilization of these net operating losses is limited by the Internal Revenue Code. The net operating losses began to expire prior to our purchase of American Indemnity Financial Corporation and will continue to expire in various future years through 2019. Realization of the deferred tax asset associated with the net operating loss carryforwards is dependent on generating sufficient taxable income to utilize the net operating losses prior to their expiration.

Due to uncertainty of the realizable value of the deferred tax asset, we recorded a valuation allowance of $8,934,000. The valuation allowance recorded on our deferred tax asset decreased $2,436,000 from 2000, due primarily to the utilization of net operating loss carryforwards. In the future, if we can use the net operating losses acquired in the purchase of American Indemnity Financial Corporation, the related reduction in the valuation allowance will be recorded as a reduction to goodwill until goodwill has been eliminated, at which point the reduction in the allowance will reduce federal income tax expense.

Results of Operations for the Year Ended
December 31, 2000, Compared to the Year Ended December 31, 1999

Net operating income, which is net income excluding after-tax net realized investment gains and losses and other income, improved in 2000 to $16,713,000, or $1.67 per share, from $13,476,000, or $1.34 per share, in 1999. This improvement resulted primarily from increased premium revenue and a reduction of operating expenses due to our purchase of American Indemnity Financial Corporation, a group of property and casualty insurers, in August 1999 and to the consolidation of certain of our functions.

Net premiums earned in 2000 were $333,365,000, an increase of $60,314,000, or 22%, from 1999. This increase was due primarily to the inclusion in 2000 of twelve months of results of American Indemnity Financial Corporation, instead of only five months in 1999. Net investment income increased by $11,550,000, or 15%, to $86,867,000 in 2000, primarily as a result of growth in our investment portfolio.

Losses and settlement expenses increased by $39,516,000, or 20%, to $236,807,000, due primarily to an increase in claims frequency in our fire and allied lines. A hailstorm occurring in New Orleans on January 23, 2000 contributed $3,829,000 of after-tax net losses to the 2000 results.

The combination of amortization of deferred policy acquisition costs and other underwriting expenses resulted in an increase of $16,508,000, or 16%. An increase in premiums written by our property and casualty segment led to growth in the related underwriting expenses. The purchase of American Indemnity Financial Corporation contributed significantly to the reduction of our underwriting expenses as a percentage of premiums written from 34% in 1999 to 32% in 2000. This reduction was primarily the result of economies of scale that we realized by consolidating the operations of American Indemnity Financial Corporation with our operations.

Interest on policyholder accounts increased by $10,124,000, or 31%, to $42,410,000 due to growth in new and existing account balances, and higher crediting interest rates offered to policyholders on deposits received in 2000, when compared to 1999 rates.

For the year ended December 31, 2000, net income was $15,527,000, or $1.55 per share, compared to $15,384,000, or $1.53 per share, for 1999. After-tax realized investment losses and other income of $(1,186,000) in 2000, compared to after-tax realized investment gains and other income of $1,908,000 in 1999, weakened net income for the year ended December 31, 2000. In 2000, we wrote down a small number of holdings in our fixed income portfolio as a result of other-than-temporary declines in market value and recognized a net realized loss, before tax, of $2,932,000 in 2000 compared to investment impairment write-downs in 1999 of $760,000.

Property and Casualty Insurance Segment

For the year 2000, our property and casualty segment recorded net income of $9,810,000, compared to net income of $6,062,000 for 1999. Despite the New Orleans hailstorm catastrophe, our property and casualty results improved in 2000 in several lines of business. The pure loss ratio decreased, which means that it showed improvement, in our automobile, other liability and workers’ compensation lines of business. Improvements in our underwriting function and a decrease in the severity of claims led to enhanced profitability in these lines.

Three lines of business deteriorated in 2000, compared to 1999:

•	Fire and allied lines business, with a pure loss ratio of 62.0% in 2000, compared to 52.5% in 1999, was negatively affected by the New Orleans hailstorm.

•
The fidelity and surety line of business had a pure loss ratio of 11.8% in 2000, compared to 2.1% in 1999. Despite this increase, our results in the fidelity and surety line were considerably better in 2000 than those reported for the fidelity and surety industry by A.M. Best Company. The 2000 pure loss ratio for the fidelity and surety industry was 31.3%. The continued growth of construction projects, coupled with shortages in the construction labor market, contributed to increased losses in these lines, for us as well as for the industry as a whole.

•
Our reinsurance line of business also deteriorated, with a pure loss ratio of 162.2% in 2000, compared to 122.6% in 1999. The bulk of the business we assumed was property reinsurance, with an emphasis on catastrophe coverage. In response to the tighter margins in this particular line, we decided to significantly reduce our writings in assumed reinsurance business. A majority of the business expired in 2000; however, we renewed certain of these contracts to write assumed reinsurance business with a very limited number of brokers. We will continue to have exposure, primarily with respect to catastrophe coverage, related to the assumed reinsurance contracts that we previously wrote. We believe that as of December 31, 2000, the loss reserves established for the assumed reinsurance business were appropriate. The assumed reinsurance reserves will be adjusted as additional facts become known.

Net premiums, which are direct premiums plus assumed reinsurance less ceded reinsurance, written by the property and casualty segment increased by $70,838,000 to $325,052,000 between 2000 and 1999, due to price increases, new and renewal business and twelve months of business from American Indemnity Company. Net premiums written increased in every line of business, with the exception of reinsurance. The largest dollar growth in net premiums written was reported in fire and allied lines, which increased from $77,270,000 in 1999 to $103,385,000 in 2000. The largest percentage growth was in other liability, with a 43% increase in net premiums written, due in part to the stabilization of prices in the commercial lines of business.

In 2000, direct premiums written by the property and casualty segment increased $77,405,000, or 32%, over 1999. Iowa was the segment’s largest volume state, with direct premiums of $44,533,000. In 2000, as a result of our acquisition of American Indemnity Financial Corporation, Texas became our third largest volume state, with direct premiums of $40,596,000, compared to $13,730,000 in 1999.

In 2000, the segment’s statutory combined ratio was 106.1% compared to 109.2% in 1999. The improvement resulted from the growth in premiums and a lower expense ratio, due in part to the consolidation of functions and the closing of the branch offices of the American Indemnity group of companies. Catastrophes, including the New Orleans hailstorm, negatively affected the statutory combined ratio, adding 7.9% to the ratio in 2000 and 6.0% in 1999, and resulted in after-tax net incurred losses and expenses of $15,778,000, or $1.57 per share, in 2000, compared to $9,561,000, or $0.95 per share, in 1999.

Life Insurance Segment

Our life insurance segment reported net income of $5,717,000 for 2000, compared to $9,322,000 for 1999. During the third quarter of 2000, write-downs on two fixed income securities contributed significantly to the segment’s realized investment gains (losses) and other income of $(3,089,000), net of tax. Net premiums earned by the life segment after intercompany eliminations in 2000 totaled $26,094,000, compared to $25,997,000 in 1999. On a statutory basis, annuity deposits increased to $165,181,000, compared to $145,810,000 in 1999. Premium revenue reported on the basis of generally accepted accounting principles does not reflect annuity deposits. Revenues for annuities determined on the basis of generally accepted accounting principles consist of policy surrender charges and investment income earned.

Our life segment’s largest expenditure is interest credited to annuities and universal life policies. In 2000, two primary factors, growth in new and existing account balances and higher interest rates, contributed to the increase in interest credited of $42,410,000, which was a 31% increase from $32,286,000 in 1999.

Investment Results

We reported net investment income of $86,867,000 in 2000, compared to $75,317,000 in 1999, primarily as a result of growth in our investment portfolio. The portfolio balance grew by $124,761,000. Over 90% of our net investment income originated in 2000 from interest on fixed income securities. We derived the remaining amount from dividends on equity securities, interest on other long-term investments, interest on policy loans and rent earned from tenants in our home office. The investment yield, which is investment income divided by average invested assets, was 6.6% in 2000 and 6.5% in 1999.

Our realized investment gains (losses) and other income, after tax, was $(1,186,000) in 2000, compared to $1,908,000 in 1999. Losses we recognized on the sale of securities held by the American Indemnity group of companies and two security write-downs were the major factors of the decline in 2000. We included as other income interest income of $257,000 in 2000 and $632,000 in 1999. This interest income related to a refund in connection with a federal income tax Revenue Agent Review for previous tax years.

Federal Income Taxes

Our provision for Federal income taxes was $1,822,000 for 2000 and $1,834,000 for 1999. Pre-tax income was very similar between the two years, as were the components of federal income tax expense. At December 31, 2000, we had $29,709,000 of net operating loss carryforwards, the utilization of which is limited by the Internal Revenue Code. These net operating losses were acquired in the purchase of American Indemnity Financial Corporation in August 1999 and will expire in various future years through 2019. We recorded a net deferred tax liability of $12,245,000 at December 31, 2000 and $7,430,000 at December 31, 1999. The deferred tax liability increased primarily due to net unrealized appreciation on investment securities. We had a valuation allowance of $11,370,000 as of December 31, 2000 related to American Indemnity Financial Corporation net operating losses. The valuation allowance recorded on our deferred tax asset decreased $3,769,000 between years, due primarily to the utilization of net operating loss carryforwards. If we determine that the benefit of the American Indemnity Financial Corporation net operating losses can be realized in the future, the related reduction in the deferred tax asset valuation allowance will be recorded as a reduction to goodwill.

Financial Condition

As of December 31, 2001, when compared to December 31, 2000, our assets increased 11%, our liabilities increased 11% and our stockholders’ equity increased 8%. Invested assets, primarily fixed income securities, increased $157,927,000, or 11%, from 2000. Of this growth, $18,314,000 was attributable to changes in the market prices of our securities classified as available-for-sale and other invested assets, both of which are reported at fair value. The unrealized appreciation from these investments is reported net of tax as a separate component of stockholders’ equity.

As of December 31, 2001, 89% of our fixed income securities were investment grade, as defined by the National Association of Insurance Commissioners Securities Valuation Office, and had ratings of Class 1 or Class 2. We are able to hold a majority of our fixed income securities to maturity, but we have moved toward an increased concentration of available-for-sale fixed income securities to take advantage of constantly changing market conditions. At December 31, 2001, $1,142,614,000, or 83%, of our fixed income security portfolio was classified as available-for-sale, compared to $928,947,000, or 77%, at December 31, 2000. Our remaining fixed income securities are classified as held-to-maturity and are reported at amortized cost. We did not have securities classified as trading securities at December 31, 2001 or December 31, 2000.

We defer and capitalize, to the extent recoverable, commissions and other costs of underwriting insurance, which vary with and are primarily related to the production of our property and casualty lines of business. To attain a matching of revenue to expense, the deferred acquisition costs asset is amortized over the life of the insurance policies written. Growth in premiums written will typically result in an increase of the deferred acquisition costs asset. However, the deferred acquisition costs asset is limited by unprofitability in individual lines of business. Therefore, if a line of business is unprofitable, we are limited in the underwriting expenses, if any, that we may capitalize and amortize for that line of business. In addition, a premium deficiency will be recognized if the expected loss ratio for a line of business exceeds 100%. This deficiency is charged against unamortized deferred acquisition costs to the extent necessary to eliminate the deficiency.

Deferral of underwriting expenses involves the use of estimates and assumptions that effect the assets and expenses reported in our financial statements. Actual results could differ materially from our estimates. Although some variability is inherent in these estimates, we believe the deferred acquisition costs asset provided is appropriate. Our property and casualty insurance segment’s deferred acquisition costs asset increased to $29,313,000 at December 31, 2001, an increase of $5,928,000, or 25%, from the deferred acquisition costs asset at December 31, 2000. The growth was attributable to the increase in premiums written and reduced premium deficiency in unprofitable lines of business.

Deferred policy acquisition costs related to traditional life insurance policies are amortized over the premium paying period of the related policies in proportion to the ratio of the present value of annual expected premium income to the present value of total expected premium income. Adjustments are made each year to recognize actual experience as compared to assumptions used for the current period.

Deferred policy acquisition costs related to investment contracts and universal life contracts sold by our life segment are deferred and amortized using the retrospective deposit method. Under the retrospective deposit method, acquisition costs are amortized in proportion to the present value of expected gross profits from investment, mortality and expense margins and surrender charges. Actual gross profits can vary from our estimates, resulting in increases or decreases in the rate of amortization. We periodically review these estimates and evaluate the recoverability of the deferred acquisition costs asset. When appropriate, we revise our assumptions on the estimated gross profits of these contracts and the cumulative amortization for the books of business are re-estimated and adjusted by a cumulative charge or credit to income.

One component of our life segment’s estimate of the deferred acquisition costs asset related to universal life and annuity business is the impact of unrealized gains and losses resulting from certain available-for-sale securities in our investment portfolio. In 2001, the unrealized loss component of our life segment’s deferred acquisition costs calculation contributed a decrease of $10,253,000 in the reported deferred acquisition costs asset. This unrealized loss component of deferred acquisition costs was partially offset by an increase in the life segment’s net deferred expenses of $8,629,000.

Our life insurance segment’s deferred acquisition costs asset decreased between December 31, 2000 and December 31, 2001 by $1,624,000, or 2%. To date, our experience has generally been consistent or favorable to the assumptions used in determining deferred acquisition costs amortization. However, if we were to experience a material adverse deviation in certain critical assumptions, including surrender rates, mortality experience, or investment performance, there could be a negative affect to our reported earnings and stockholders’ equity.

Cash flow and liquidity is primarily derived from operating cash flows. We invest premiums and annuity deposits in assets maturing at regular intervals in order to meet our obligations to pay policy benefits, claims and claim adjusting expenses. Net cash provided by our operating activities was $24,612,000 through December 31, 2001, compared to $42,543,000 through December 31, 2000. This variance is attributed to timing differences in the recognition of certain accrued expenses between years. We also have significant cash flows from sales and scheduled and unscheduled investment security maturities, redemptions and prepayments. These cash flows totaled $205,739,000 in 2001 and $168,615,000 in 2000. If our operating and investment cash flows are not sufficient to support our operations, we have short-term investments which we could utilize for that purpose. We may also borrow up to $20 million on a bank line of credit.

Funds we have available for short-term cash needs are invested primarily in money market accounts and fixed income securities. At December 31, 2001, our consolidated invested assets included $48,008,000 of short- term investments. We did not utilize our line of credit during 2001 or 2000. Under the terms of our credit agreement, interest on outstanding notes is payable at the lender’s prevailing prime rate, minus 1%.

In order to support the continued growth of our operations, we are offering the preferred stock described in this prospectus. See “Use of Proceeds.”

Stockholders’ equity increased from $257,429,000 at December 31, 2000 to $278,988,000 at December 31, 2001, an increase of 8%. Increases to equity included net income of $24,093,000 and net unrealized appreciation of $5,048,000, after tax. Stockholder dividends of $7,225,000 decreased stockholders’ equity, as did a minimum pension liability of $357,000. The minimum pension liability resulted from a decrease in the discount rate and a less than expected return on pension assets. Book value per share at December 31, 2001 was $27.80, reflecting an 8% increase for the year. As of December 31, 2001, we had authorization granted by the board of directors to repurchase 89,210 shares of our common stock. In 2001, we repurchased 580 shares of our common stock, all of which were distributed to employees as awards. We did not retire any shares of our common stock in 2001.

Regulation

The insurance industry is governed by the National Association of Insurance Commissioners and individual state insurance departments. All of the insurance departments of the states in which we are domiciled have adopted the codification of insurance statutory accounting principles, effective January 1, 2001. Previously, these principles were prescribed in a variety of publications, as well as state laws, regulations and general administrative rules. The effect on our statutory financial statements as of January 1, 2001 was an increase to statutory policyholders’ surplus of $10,300,000. This change does not affect the financial statements incorporated by reference in this prospectus, which are based on generally accepted accounting principles. Pursuant to codification rules, we may use permitted statutory accounting practices with approval from the insurance departments in our states of domicile; however we do not use any statutory permitted practices. The National Association of Insurance Commissioners annually calculates a number of financial ratios to assist state insurance regulators in monitoring the financial condition of insurance companies. A “usual range” of results for each ratio is used as a benchmark. Departure from the “usual range” on four or more of the ratios could lead to inquiries from individual state insurance departments as to certain aspects of a company’s business. None of our insurance companies had four or more ratios outside of the “usual range.”

To comply with the National Association of Insurance Commissioners’ and state insurance departments’ solvency regulations, we are required to calculate a minimum capital requirement based on insurance risk factors. The risk-based capital results are used to identify companies that merit regulatory attention or the initiation of regulatory action. At December 31, 2001, both our life segment and our property and casualty segment had capital well in excess of the required levels. We are not aware of any other current recommendations by the National Association of Insurance Commissioners or other regulatory authorities in the states in which we conduct business that, if or when implemented, would have a material effect on our liquidity, capital resources or operations.

Subsequent Events

In February 2002, we notified our employees that we will be closing our Lincoln, Nebraska office and consolidating its operations into our Cedar Rapids, Iowa home office. The Lincoln office employed approximately 70 people, about 25 of whom have been offered positions in our Cedar Rapids office. In addition, a number of our Lincoln employees, such as claims adjusters, will work from their homes and continue to serve the region. The consolidation will be completed by the end of the third quarter of 2002. We expect the consolidation will result in processing efficiencies and cost savings.

Quantitative and Qualitative Disclosures about Market Risk

Our main objectives in managing our investment portfolio are to maximize after-tax investment income and total investment returns. We develop our investment strategies based on a number of factors, including estimated duration of reserve liabilities, short and long-term liquidity needs, projected tax status, general economic conditions, expected rates of inflation and regulatory requirements. We manage our portfolio based on investment guidelines approved by our management.

Our investment portfolio is subject to market risk arising from potential changes in the value of the securities we hold in our portfolio. Market risk includes, interest rate risk, liquidity risk, foreign exchange risk, credit risk and equity price risk. Our primary market risk is exposure to interest rate risk. Interest rate risk is the price sensitivity of a fixed income security or portfolio to changes in interest rates. We also have limited exposure to equity price risk and foreign exchange risk.

The active management of market risk is integral to our operations. Potential changes in the value of our investment portfolio due to the market risk factors noted above are analyzed within the overall context of asset and liability management. A technique we use in the management of our investment and reserve portfolio is the calculation of duration. Our actuaries estimate the payout pattern of our reserve liabilities to determine their duration, which is the present value of the weighted average payments expressed in years. A target duration is then established for our investment portfolio so that at any given point in time the estimated cash flowing into the investment portfolio will match the estimated cash flowing out of the reserve portfolio. Our chief investment officer then structures the investment portfolio to meet the target duration to achieve the required cash flow based on liquidity and market risk factors.

Duration relates primarily to our life insurance segment because the long-term nature of the segment’s reserve liabilities increases the importance of projecting estimated cash flows over an extended time frame. At December 31, 2001, our life segment had $749,899,000 in deferred annuity liabilities that are specifically allocated to fixed income securities. We manage the life segment investments by focusing on matching the duration of the investments to that of the deferred annuity obligations. The duration for the investment portfolio must take into consideration interest rate risk. This is accomplished through the use of sensitivity analysis, which measures the price sensitivity of the fixed income securities to changes in interest rates. The alternative valuations of the investment portfolio given the various hypothetical interest rate changes utilized by the sensitivity analysis allow management to revalue the potential cash flow from the investment portfolio under varying market interest rate scenarios. Duration can then be recalculated at the differing levels of projected cash inflows.

Amounts set forth in Table 1 detail the material impact of hypothetical interest rate changes on the fair value of certain core fixed income investments held at December 31, 2001. The sensitivity analysis measures the change in fair values arising from immediate changes in selected interest rate scenarios. We employed hypothetical parallel shifts in the yield curve of plus or minus 100 and 200 basis points in the simulations. Additionally, based upon the yield curve shifts, we employ in the simulations estimates of prepayment speeds for mortgage related products and the likelihood of call or put options being exercised. According to this analysis, at current levels of interest rates, the duration of the investments supporting the deferred annuity liabilities is .37 years shorter than the projected duration of the liabilities. If interest rates increase by 100 basis points, this difference would be expected to narrow to .34 years. The selection of a 100-basis-point increase in interest rates should not be construed as a prediction by our management of future market events, but rather as an illustration of the potential impact of an event.

Table 1 – Sensitivity Analysis
Interest Rate Risk

Asset	-200 Basis Points	-100 Basis Points	Base	+100 Basis Points	+200 Basis Points
	(Dollars in thousands)
Estimated fair value of fixed income securities	$1,499,643	$1,435,314	$1,374,309	$1,310,497	$1,248,201

Table 2 details the effect on fair value for a positive and negative 10% price change on our equity portfolio.

Table 2 – Sensitivity Analysis
Equity Price Risk

Asset	-10%	Base	+10%
	(Dollars in thousands)
Estimated fair value of equity securities	$99,321	$110,357	$121,393

To the extent actual results differ from the assumptions utilized, our duration and rate increase measures could be significantly affected. Additionally, our calculation assumes that the current relationship between short-term and long-term interest rates will remain constant over time. As a result, these calculations may not fully capture the impact of non-parallel changes in the relationship between short-term and long-term interest rates.

Foreign currency exchange rate risk arises from the possibility that changes in foreign currency exchange rates will affect the fair value of financial instruments. We have limited foreign currency exchange rate risk in our transactions with foreign reinsurers relating to the settlement of amounts due to or from foreign reinsurers in the normal course of business. We consider this risk to be immaterial to our operations.

Equity price risk is the potential loss arising from changes in the fair value of equity securities. Our exposure to this risk relates to our equity securities portfolio and covered call options we have written to generate additional portfolio income. We do not utilize the options, or any other derivatives for hedging purposes. We minimize the market risk associated with our covered call options by writing covered call options on common stocks that are held in our investment portfolio and that are “out of the money,” which means we write the options above the stock’s market value at the time the option is written. If the market price of the underlying common stock were to decline, it would be unusual for the option to be exercised since the exercise price would be higher than the market price. At December 31, 2001, we had no open covered call options.

BUSINESS

General

United Fire & Casualty Company was incorporated under Iowa law in January 1946. We and our related insurance companies are engaged in the business of writing property and casualty insurance and life insurance. We market our products primarily in the Midwest, West and South through a network of independent agencies.

At December 31, 2001, we had $278.9 million in total equity and $1.85 billion in total assets. For the year ended December 31, 2001, our total revenue was $472.9 million and net income was $24.0 million, or $2.40 per share. Of our net income, 64.6% was attributable to our property and casualty segment and 35.4% was attributable to our life insurance segment.

Our Property and Casualty Business

We write both commercial and personal lines of property and casualty insurance. We focus on our commercial lines, which represented approximately 82% of our direct property and casualty premiums written for the year ended December 31, 2001. Our primary commercial lines are tailored business packages that include the following coverages: fire and allied lines, automobile, workers’ compensation and fidelity and surety. We also write multiple peril, inland marine and specialty lines for our commercial policyholders.

Our personal lines, which represented approximately 18% of our direct property and casualty premiums written for the year ended December 31, 2001, primarily consist of automobile and fire and allied lines coverage. Additionally, we write policies covering recreational vehicles and watercraft.

The following table shows the apportionment of our property and casualty direct premiums written by major category and is presented in accordance with generally accepted accounting principles.

	Year Ended December 31,
	2001		2000		1999		1998		1997
		Percent of Total		Percent of Total		Percent of Total		Percent of Total		Percent of Total
	(Dollars in thousands)
Commercial lines:
Fire and allied lines (1)	$104,370	27.8%	$83,846	26.0%	$55,911	22.8%	$57,206	27.4%	$61,432	28.9%
Other liability (2)	77,525	20.6	64,962	20.2	47,142	19.2	33,250	16.0	33,441	15.7
Automobile	70,788	18.9	59,620	18.5	39,188	16.0	32,119	15.4	30,052	14.1
Workers’ compensation	29,528	7.9	27,755	8.6	21,710	8.9	19,969	9.6	20,679	9.7
Fidelity and surety	25,146	6.7	20,776	6.4	19,751	8.1	19,000	9.1	18,599	8.7
Miscellaneous	845	0.2	682	0.2	488	0.2	425	0.2	440	0.2

Total commercial lines	$308,202	82.1%	$257,641	79.9%	$184,190	75.2%	$161,969	77.7%	$164,643	77.3%

Personal lines:
Automobile	$36,056	9.6%	$32,906	10.2%	$30,013	12.3%	$23,663	11.3%	$24,558	11.6%
Fire and allied lines (3)	30,576	8.1	30,893	9.6	29,881	12.2	21,444	10.3	22,021	10.3
Miscellaneous	763	0.2	838	0.3	789	0.3	1,379	0.7	1,671	0.8

Total personal lines	$67,395	17.9%	$64,637	20.1%	$60,683	24.8%	$46,486	22.3%	$48,250	22.7%

Total	$375,597	100.0%	$322,278	100.0%	$244,873	100.0%	$208,455	100.0%	$212,893	100.0%

(1)	“Fire and allied lines” includes fire, allied lines, commercial multiple peril and inland marine.
(2)	“Other liability” is business insurance covering bodily injury and property damage arising from general business operations, accidents on the insured’s premises and products manufactured or sold.
(3)	“Fire and allied lines” includes fire, allied lines, homeowners and inland marine.

In addition to United Fire & Casualty Company, an Iowa insurance company, our property and casualty segment includes the following wholly-owned companies: Addison Insurance Company, Lafayette Insurance Company and American Indemnity Financial Corporation. Our property and casualty segment is organized as follows:

•	Addison Insurance Company, an Illinois property and casualty insurer, is the sole owner of Addison Insurance Agency, an Illinois general agency.

•	Lafayette Insurance Company, a Louisiana property and casualty insurer, is the sole owner of Insurance Brokers & Managers, Inc., a Louisiana general agency.

•	American Indemnity Financial Corporation, a Delaware holding company, owns the following subsidiary:

•
American Indemnity Company, a Texas property and casualty insurer, substantially all of which is owned by American Indemnity Financial Corporation. American Indemnity Company owns the following insurance subsidiaries:

•	Texas General Indemnity Company, a wholly-owned Colorado property and casualty insurer; and

•	United Fire & Indemnity Company, a wholly-owned Texas property and casualty insurer.

American Indemnity Company is affiliated with:

•	United Fire Lloyds, a Texas property and casualty insurer, which is operationally and financially controlled by American Indemnity Company.

Our property and casualty insurance companies write insurance policies in exchange for premiums paid by our policyholders. An insurance policy is a contract between an insurance company and a policyholder whereby the insurance company agrees to pay for losses covered under the contract. Property insurance covers the financial consequences of accidental losses to the property of the policyholder, such as a business’ building, inventory and equipment. Casualty insurance, which is often referred to as liability insurance, generally covers the financial consequences of the legal liability of an organization or an individual resulting from negligent acts or omissions causing bodily injury and/or property damage to a third party.

We provide property and casualty insurance on a wide variety of coverages, including the following:

•
Fire and allied lines.    Our insurance generally covers losses to an insured’s property, including its contents, as a result of weather, fire, theft or other causes. For our commercial lines, we provide coverage through a variety of business policies. With respect to our personal lines, we provide coverage primarily through homeowners insurance, although we write a variety of policies to cover losses pertaining to recreational vehicles and watercraft. Our insurance also may include policies covering injury to persons and inland marine policies.

•
Automobile insurance.    On both commercial and personal policies, our insurance covers physical damage to an insured’s vehicle as well as liabilities to third parties. Automobile physical damage insurance covers loss or damage to vehicles from collision, vandalism, fire, theft, flood or other causes. Automobile liability insurance covers bodily injury, damage to property resulting from automobile accidents caused by the insured or uninsured or under insured motorists and the legal costs of defending the insured against lawsuits. Our policy is to write only standard automobile insurance.

•
Workers’ compensation insurance.    Our insurance covers an employer’s liability for injuries, disability or death of employees, without regard to fault, as prescribed by state workers’ compensation laws and other statutes.

•
General liability insurance.    Our insurance covers businesses for any liability for bodily injury and property damage arising from general business operations, accidents on their premises and products manufactured or sold.

•
Fidelity and surety.    Our surety products commonly provide protection against loss due to non-performance, such as a construction bond that protects owners against nonpayment by general contractors of material suppliers and subcontractors. Our fidelity products generally provide insurance against loss of money or other property due to the fraud or dishonesty of employees.

We derive a significant amount of our total revenues from earned premiums, investment income and net gains and losses from sales of securities. Earned premiums represent premiums paid by policyholders, which are recognized as revenue over the period of time during which insurance coverage is provided, i.e., ratably over the life of the policy. Investment income, consisting primarily of interest earned on fixed income investments and dividends earned on equity securities, is derived from investing funds on hand, including funds supporting unpaid loss and loss adjustment expense reserves and unearned premium reserves. Net realized investment gains and losses result from sales of securities from our investment portfolio. The timing and magnitude of such gains or losses depend on conditions in the securities markets.

We incur a significant amount of our total expenses from policyholder losses, which are commonly referred to as claims. As part of the settlement of policyholder losses, insurance companies also incur various loss adjustment expenses, including insurance adjusters’ fees and litigation expenses. Insurance companies also incur expenses in the form of commissions payable to agents and expenses related to the underwriting process, such as expenses for actuarial services.

An underwriting profit or loss is determined by subtracting losses, loss adjustment expenses and other underwriting expenses from earned premiums. A key measure of relative underwriting performance is the combined ratio. An insurer’s combined ratio is calculated by adding the loss ratio and the expense ratio. The loss ratio is calculated by dividing net losses and loss adjustment expenses by net premiums earned. The expense ratio is calculated by dividing underwriting expenses and policyholder dividends by net premiums written. Generally, a combined ratio of 100% or less indicates an underwriting profit, while a ratio greater than 100% indicates an underwriting loss. Insurance companies operating at a combined ratio of greater than 100% can be profitable, despite incurring an underwriting loss, due to investment income and realized gains.

The following table sets forth certain data for our property and casualty business before intersegment eliminations and is presented in accordance with generally accepted accounting principles.

	Year ended December 31,
	2001	2000	1999	1998	1997
	(Dollars in thousands)
Property and casualty insurance
Premiums earned	$346,582	$307,271	$247,054	$220,550	$225,822
Losses and settlement expenses	256,145	226,168	185,643	179,089	149,536
Underwriting and acquisition expenses	106,481	103,085	86,672	75,217	74,944
Underwriting gain (loss)	(16,044)	(21,982)	(25,261)	(33,756)	1,342
Net investment income	28,352	25,536	23,614	23,297	23,007
Other income	2,108	2,172	1,912	1,815	1,829

Operating earnings (loss)	$14,416	$5,726	$265	$(8,644)	$26,178

The following table sets forth the aggregate direct and assumed premiums written, ceded reinsurance and net premiums written for the periods indicated and is presented in accordance with generally accepted accounting principles.

	Year Ended December 31,
	2001	2000	1999	1998	1997
	(Dollars in thousands)
Fire and allied lines (1)	$134,275	$116,429	$87,594	$81,229	$86,200
Automobile	106,863	90,747	69,557	56,452	55,269
Other liability (2)	78,288	65,801	48,157	35,010	35,645
Workers’ compensation	30,662	28,385	22,192	20,736	22,075
Fidelity and surety	25,146	20,776	19,751	19,000	18,599
Reinsurance assumed (3)	14,021	24,179	29,950	28,979	33,882
Miscellaneous	2,050	1,483	1,044	800	799

Aggregate direct and assumed premiums written	$391,305	$347,800	$278,245	$242,206	$252,469

Reinsurance ceded (3)	25,167	22,748	24,031	21,204	25,554

Net premiums written	$366,138	$325,052	$254,214	$221,002	$226,915

(1)	“Fire and allied lines” includes fire, allied lines, homeowners, commercial multiple peril and inland marine.
(2)	“Other liability” is business insurance covering bodily injury and property damage arising from general business operations, accidents on the insured’s premises and products manufactured or sold.
(3)
“Reinsurance” is an arrangement by which a reinsurance company, referred to as the “assuming company,” agrees to indemnify an insurance company, referred to as the “ceding company,” for all or a portion of the insurance risks underwritten by the ceding company.

The following table shows loss ratios, expense ratios and combined ratios for the periods indicated for us and for the property and casualty industry. The ratios have been prepared on a statutory basis. The industry figures, determined on a statutory basis, in the following table were obtained from A.M. Best Company.

	Year ended December 31,
	2001		2000		1999		1998		1997
		Industry (1)		Industry		Industry		Industry		Industry
Loss ratio	74.4%	90.1%	74.2%	81.2%	75.6%	78.6%	81.9%	76.2%	66.6%	72.8%
Expense ratio (2)	30.3	26.9	31.9	28.9	33.6	29.2	33.2	29.4	31.9	28.8

Combined ratio	104.7%	117.0%	106.1%	110.1%	109.2%	107.8%	115.1%	105.6%	98.5%	101.6%

(1)	A.M. Best Company estimate.
(2)	Adjusted for policyholder dividends.

The following table shows our loss ratios, expense ratios and combined ratios for the periods indicated. The ratios are presented in accordance with generally accepted accounting principles. Industry ratios are unavailable because they are not normally calculated in accordance with generally accepted accounting principles.

	Year ended December 31,
	2001	2000	1999	1998	1997
Loss ratio	73.9%	73.6%	75.2%	81.2%	66.2%
Expense ratio (1)	30.7	33.5	35.0	34.0	33.0

Combined ratio	104.6%	107.1%	110.2%	115.2%	99.2%

(1)	Adjusted for policyholder dividends.

Our Life Insurance Business

Our life insurance subsidiary is United Life Insurance Company, a wholly-owned Iowa life insurance company headquartered in Cedar Rapids, Iowa. United Life Insurance Company underwrites all of our life insurance business. Our principal life insurance products are single premium annuities and universal life products. For the year ended December 31, 2001, single premium annuities accounted for approximately 83% of our life insurance premium revenues determined on the basis of statutory accounting principles and universal life products accounted for approximately 7% of that revenue. Under statutory accounting principles, deposits for policyholders for universal life and annuity products are recognized as premiums when they are collected. Under generally accepted accounting principles, the deposits are earned over the life of the contracts. We also underwrite and market single premium whole life insurance, term life insurance, credit life insurance and disability insurance products. Additionally, we offer an individual disability income rider that may be attached to our life insurance products.

The following table sets forth life insurance net premiums written for the last five years, prepared on the statutory basis of accounting.

	Year ended December 31,
	2001		2000		1999		1998		1997
		Percent of Total		Percent of Total		Percent of Total		Percent of Total		Percent of Total
	(Dollars in thousands)
First year and single:
Annuities	$162,128	83.1%	$164,232	85.6%	$144,718	83.5%	$118,441	76.5%	$91,928	77.4%
Credit life	5,327	2.8	4,016	2.1	4,206	2.4	8,430	5.4	3,152	2.7
Universal life	3,176	1.6	2,229	1.2	2,514	1.5	2,635	1.7	2,894	2.4
Ordinary life	1,994	1.0	1,522	0.8	2,519	1.5	2,622	1.7	3,357	2.8
Miscellaneous	5,916	3.0	4,087	2.1	4,046	2.3	7,732	5.0	3,355	2.8

Total first year and single	$178,541	91.5%	$176,086	91.8%	$158,003	91.2%	$139,860	90.3%	$104,686	88.1%

Renewal:
Annuities	$987	0.5%	$949	0.5%	$1,093	0.6%	$1,276	0.8%	$1,134	1.0%
Credit life	—	—	—	—	—	—	—	—	—	—
Universal life	10,735	5.5	10,520	5.5	10,499	6.1	10,391	6.7	9,906	8.3
Ordinary life	3,562	1.8	3,133	1.6	2,771	1.6	2,406	1.6	2,279	1.9
Miscellaneous	1,271	0.7	1,112	0.6	946	0.5	856	0.6	793	0.7

Total renewal	$16,555	8.5%	$15,714	8.2%	$15,309	8.8%	$14,929	9.7%	$14,112	11.9%

Total	$195,096	100.0%	$191,800	100.0%	$173,312	100.0%	$154,789	100.0%	$118,798	100.0%

The following table sets forth certain data prepared on the basis of generally accepted accounting principles for our life insurance business before intersegment eliminations.

	Year ended December 31,
	2001	2000	1999	1998	1997
	(Dollars in thousands)
Life insurance
Premiums earned	$25,654	$26,304	$26,100	$25,295	$19,231
Net investment income	70,682	61,468	51,840	44,771	38,823

Total revenue	$96,336	$87,772	$77,940	$70,066	$58,054
Benefits, underwriting and acquisition expenses	82,038	74,324	63,923	55,822	48,740

Operating earnings	$14,298	$13,448	$14,017	$14,244	$9,314

Business Focus

We compete in the insurance business by focusing on our goal of writing “good business with good agents  at an adequate price.” We focus primarily on areas within the Midwest, West and South where we believe our agents can most effectively compete. Although we continue to write quality personal business, we believe we will benefit more in the long-term by emphasizing our commercial lines of business. We endeavor to realize our goal by relying on our principal strengths, which we believe include:

Experienced Senior Management Team and Employees.    Our 22-person senior management team has extensive experience, with an average of over 28 years of experience in the insurance industry and over 17 years with us. Our team has led us through several market cycles, and our seasoned and knowledgeable employee base supports our senior management team. Of the 719 employees we employed as of December 31, 2001, most had completed internal insurance-related training courses within the last 12 months. Further, 321 employees hold a total of 722 insurance industry professional designations, and 238 employees are enrolled in insurance industry courses. Among our senior management team and employees, 28 have over 30 years of insurance industry experience, 109 have between 20 and 30 years of experience and 182 have between 10 and 20 years of experience.

Management Focus and Discipline.    We manage our business based on three core performance indicators: return on equity, loss ratios and expense levels. We focus our performance on these indicators by aligning our employee incentive compensation programs with performance targets for each of the three key indicators. We maintain detailed systems, records and databases that enable us to continuously monitor our book of business and identify and react swiftly to positive or negative trends. We are able to track our performance, including loss ratios, by reporting segment, product, region, state, producer and policyholder. We produce and review detailed profitability reports on a routine basis, primarily monthly, as part of our policy of continuously analyzing and reviewing our book of business.

Pricing Discipline and Underwriting Expertise.    We are selective about the new policies we underwrite, seeking new business that enables us to maintain our profitability standards. We employ experienced underwriters and we focus on markets where our underwriting expertise provides us a competitive advantage. Our disciplined approach to writing policies enables us to grow by writing quality business instead of simply focusing on increasing our premium revenue.

Strong Agency Relationships.    We distribute our products through a network of approximately 1,220 independent property and casualty agencies and approximately 1,470 independent life agencies. We have developed strong agency relationships due to our local presence and our performance-based compensation programs. We offer competitive commission rates and other sales inducements to maintain and enhance relationships with existing independent agencies as well as to attract new independent agencies. We continually monitor our agencies for compatibility with us, taking into account factors such as loss ratio, premium volume and relationship history. We seek relationships with agencies where we will be one of their top three insurers, measured on the basis of direct premiums written. In 2001, our top 100 property and casualty agencies increased their premium writings of our products by over 25%. As an additional incentive for our property and casualty agents to write high quality business for us, we provide our agents a profit-sharing plan, which we believe is one of the most generous in the industry. We estimate we will pay our agencies profit-sharing commissions of approximately $8,423,000, based on business written in 2001, representing approximately 2.2% of direct premiums written. To encourage our life agents to market our products, we provide an incentive-based travel program.

Local Market Presence.    We underwrite property and casualty insurance in 40 states. Our strongest property and casualty markets are Texas, Iowa, Louisiana, Missouri and Illinois, which accounted for approximately 55.8% of our direct property and casualty premiums written in 2001. We underwrite life insurance in 25 states, with Iowa, Minnesota, Wisconsin, Illinois and Nebraska accounting for approximately 72.4% of our direct life insurance premiums written in 2001. We believe our local and regional presence in our strongest markets provides us a competitive advantage over large, national competitors with centralized operations. Our understanding of these markets and our strong relationships with agents and policyholders enable us to take into account local market characteristics and to respond quickly and appropriately to local environments.

Commitment to Financial Stability.    At December 31, 2001, our consolidated statutory surplus was approximately $194,988,000. We have historically kept a strong balance sheet by following conservative investing practices and by maintaining appropriate reserves in our property and casualty and life insurance operations. As of December 31, 2001, over 89% of our invested assets were invested in fixed income securities, 89% of which were investment grade and 7% of which were government securities. The remaining 11% of our invested assets was invested in equities, short-term investments, policy loans and other long-term investments.

Emphasis on Technology.    We utilize technology in a variety of ways to assist our agents and improve the delivery of service to our policyholders. For example, through our public Web site that provides general company and product information, we also provide a section accessible exclusively to our agents where they can receive quotes, report claims on-line, make online applications and receive policy approval. Our agents can also use the agent-only portion of our Web site to access detailed information about our products; order sales literature; and download applications, questionnaires and other forms. Our life agents can view the status of clients’ applications and access detailed information on our annuity, universal life, term life and whole life policies. For our policyholders we provide secure online access to their account information. Additionally, we electronically scan and store documents, allowing easy retrieval and viewing by multiple users simultaneously. We believe our investment in technology allows us to provide enhanced service to our agents and policyholders.

Easy-to-Understand Life Insurance Products.    Unlike many of the life insurance products offered by our competitors, we offer straight-forward life insurance products that our policyholders can easily understand.

Recent Trends

During the 1990s and into 2000, the property and casualty insurance industry was characterized by excess capacity, which resulted in highly competitive market conditions evidenced by declining premium rates and, in many cases, policy terms less favorable to insurers. As a result, the industry experienced reduced profitability and a recent contraction of capacity, as property and casualty companies chose, or were forced, to withdraw from the business. In response to the contraction of capacity, many insurance and reinsurance companies, including our companies, independently sought and achieved price increases and improved policy terms.

Following the events of September 11, we have seen accelerated improvement in policy pricing and terms throughout the U.S. property and casualty insurance markets. In 2002, we expect to see further price increases. We believe that we are favorably positioned to take advantage of the improving conditions in the property and casualty insurance market and that the expected price increases, together with improved terms and conditions, will contribute to more favorable financial results.

We expect the beneficial impact of these price increases will be reflected in our financial results over time. We continue to implement price increases as business is renewed, and it generally takes one year for our entire book of business to reflect the price increases. We recognize increased premiums on particular policies as the premiums are earned.

Despite current market conditions, we can give no assurance that we will be able to broadly implement price increases which would result in increased premium revenues. Even if the industry in general experiences price increases, we cannot assure you that our business will see similar results. Further, any benefit that we derive from such price increases may be partially or completely offset by increases in our loss reserves and increases in premiums we must pay to reinsurance companies to whom we transfer certain of our obligations.

Acquisition History

Since our inception, we have achieved growth internally and through strategic acquisitions which have strengthened our agency distribution system and expanded our operating territories. We consider acquisition opportunities, whether books of business or companies, only when they are presented to us and we pursue them only if we believe that they will complement our business and meet our business objectives. In August 1999, we acquired American Indemnity Financial Corporation and its affiliates, strengthening our presence in Texas, Alabama, Florida and Tennessee. In 1990, we purchased Addison Farmer’s Insurance Company to expand our presence in Illinois and Wisconsin. Also, in 1990, we purchased a book of business from State Automobile and

Casualty Underwriters, Inc. to expand our presence in Iowa. In 1981, we assumed the business of Protective Fire and Casualty Company in Lincoln, Nebraska. In 1979, we acquired Lafayette Insurance Company extending our reach into Louisiana and Mississippi. We are not currently considering any acquisitions, and we have no plans to make acquisitions in the foreseeable future.

Marketing

We market our products principally from our home office in Cedar Rapids, Iowa, and through three regional offices, located in Denver, Colorado; New Orleans, Louisiana; and Galveston, Texas.

Our property and casualty insurers are licensed in 40 states, primarily in the Midwest, West and South and are represented by approximately 1,220 independent agencies. Our life insurance subsidiary is licensed in 25 states, primarily in the Midwest and West, and is represented by approximately 1,470 independent agencies.

Our regional offices are staffed with underwriting, claims and marketing representatives and administrative technicians, all of whom provide support and assistance to the independent agencies. Also, our home office staff technicians and specialists provide support to our subsidiaries, related companies, regional offices and independent agencies. Our home office management uses regular management reports to monitor our affiliates and regional offices for overall results and conformity to our policies.

In February 2002, we notified our employees that we will be consolidating the operations of our branch office in Lincoln, Nebraska with our Cedar Rapids, Iowa home office. The consolidation will be completed by the end of the third quarter of 2002. We expect the consolidation will result in processing efficiencies and cost savings.

We compete in the United States property and casualty insurance market with more than 3,400 other insurers. The industry is highly competitive, with insurers competing on the basis of service, price and coverage. Because we rely heavily on independent agencies, we utilize a profit-sharing plan as an incentive for agents to place high-quality property and casualty business with us. We believe our profit sharing plan is one of the most generous in the industry. In 2002, we estimate agencies will receive profit-sharing commissions of approximately $8,423,000, representing 2.2% of direct premiums written, based on business written in 2001.

Our life insurance segment also operates in a highly competitive industry. Our life insurance subsidiary encounters significant competition in all lines of business, both from other life insurance companies and from other providers of financial services. Our life insurance subsidiary utilizes competitive commission rates and other sales inducements to attract independent agencies and to maintain and enhance relationships with independent agencies.

We utilize technology in a variety of ways to assist our agents and enhance the delivery of service to our policyholders. We electronically scan and store documents, allowing easy retrieval and viewing by multiple users simultaneously. As a result of utilizing this imaging system, we have increased the efficiency and speed of processing claims and policy applications. The imaging system has also enabled us to strengthen our relationship with our agents and policyholders.

To increase our responsiveness to our agents and deliver policies quickly, we maintain a Web site specifically for our agents. We regularly monitor and enhance the Web site in order to provide improved accessibility for our agents. We offer separate pages for our property and casualty agents, our life agents and our bond agents. Agents can learn about our products; order supplies; download and print brochures, applications, questionnaires and forms; and familiarize themselves with our staff. The Web site also has the following features:

•
Our property and casualty agents can receive quotes, print quote proposals, learn about our programs and report claims on-line. Agents can make online applications and receive online policy approval, which shortens the processing time for both us and our agents.

•
Our life insurance agents can view the status of clients’ applications, review the details of clients’ annuity policies, and access a great deal of information about our annuity, universal life, term life and whole life policies. Agents can also access information about policy values, premium payments, beneficiaries, sales material and sales ideas.

•	Our bond agents can access details about our underwriting guidelines and verify rating information and criteria.

In addition to providing access to information and processing services online for our agents, we also provide information online to our policyholders, who can access their account information at any time. Policyholders are able to view the current billing status of their policies, learn about various payment options, and read valuable information about what to do and what not to do in the event of a loss. Policyholders can also locate information about their agent, including the agent’s telephone number, and mailing, e-mail and Web site addresses.

Our family of property and casualty insurers has received a group rating of “A” (Excellent) from A.M. Best Company. Within the group, all of our property and casualty insurers have an “A” (Excellent) rating, except Lafayette Insurance Company, which has an “A-” (Excellent) rating. Our life insurance subsidiary has received an “A-” (Excellent) rating from A.M. Best Company. According to A.M. Best Company, companies rated “A” and “A-” (Excellent) have, “on balance, excellent balance sheet strength, operating performance and business profile when compared to the standards established by the A.M. Best Company. These companies, in our opinion, have a strong ability to meet their ongoing obligations to policyholders.”

Standard & Poor’s rates United Fire & Casualty Company, Addison Insurance Company and Lafayette Insurance Company “A+.” According to Standard & Poor’s, an insurer rated “A+” has a “strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than insurers with higher-rated categories.” A Standard & Poor’s Insurer Financial Strength Rating is Standard & Poor’s current opinion of the creditworthiness of an insurer with respect to its ability to pay under its insurance policies and contracts in accordance with their terms.

We believe that the ratings assigned by A.M. Best Company and Standard & Poor’s are an important factor in marketing our products. Rating agencies evaluate insurance companies based on financial strength and the ability to pay claims, factors relevant to policyholders, but not necessarily to investors. Financial strength ratings by insurance rating agencies are not ratings of securities or recommendations to buy, hold or sell any security. Our ability to retain our existing business or to attract new business in our insurance operations may depend on our A.M. Best Company ratings and our Standard & Poor’s ratings.

We have a managing general agency agreement with Western Re/Managers of Los Angeles, California with whom we have done business since 1979. They specialize in writing high-layer property insurance, which is insurance that covers losses in excess of the projected maximum loss. The insurance they write normally has large deductibles and can be written as either direct premiums or on a reinsurance assumed basis. Our principle exposure to insurance written by Western Re/Managers is loss from earthquakes.

Our direct premium writings on a statutory basis by state for 2001 are shown in the following table.

	Property and Casualty Segment		Life Segment (1)
	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Alabama	$4,190	1.0%	—	—
Arkansas	8,031	2.1	—	—
California	7,404	2.0	—	—
Colorado	27,141	7.2	$5,147	2.6%
Florida	7,753	2.1	—	—
Idaho	2,714	0.7	—	—
Illinois	29,888	8.0	13,195	6.7
Indiana	3,636	1.0	—	—
Iowa	50,807	13.5	82,904	42.0
Kansas	15,851	4.2	6,971	3.5
Louisiana	43,599	11.6	—	—
Michigan	2,151	0.6	5,941	3.0
Minnesota	21,419	5.7	19,992	10.1
Mississippi	8,751	2.3	—	—
Missouri	31,939	8.5	5,486	2.8
Nebraska	17,558	4.7	11,632	5.9
Oklahoma	—	—	6,971	3.4
New Mexico	1,361	0.4	—	—
North Dakota	4,260	1.1	9,988	5.1
South Dakota	11,609	3.1	3,353	1.7
Texas	52,489	14.2	6,151	3.1
Utah	2,785	0.7	—	—
Wisconsin	12,206	3.2	15,118	7.7
Wyoming	4,534	1.2	1,167	0.6
Other	3,521	0.9	3,600	1.8

	$375,597	100.0%	$197,616	100.0%

(1)	Includes life insurance and annuities.

Reinsurance

General

Reinsurance is an arrangement by which a reinsurance company, referred to as the “reinsurer”, agrees to indemnify an insurance company, referred to as the “ceding company”, for all or a portion of the insurance risks underwritten by the ceding company. In exchange for the assumption of risk, the ceding company pays some of the premiums it receives to the reinsurer. Reinsurance can benefit a ceding company in a number of ways, including reducing net liability exposure on individual risks, providing catastrophe protection from large or multiple losses and stabilizing financial results. Reinsurance can also provide a ceding company with additional underwriting capacity by permitting it to accept larger risks and underwrite a greater number of risks without a corresponding increase in its capital or surplus. Reinsurance can benefit a reinsurer by providing premium revenue at levels of risk acceptable to the reinsurer.

The ceding of reinsurance does not legally discharge a ceding company from primary liability under the policies written by the ceding company, which must pay the loss if the reinsurer fails to meet its obligations. We believe the financial position and solvency of our reinsurers is very important. Accordingly, we select our reinsurers carefully, placing reinsurance with only those reinsurers with strong financial strength ratings. We regularly monitor the financial condition of our reinsurers. At December 31, 2001 and 2000, there were no uncollectable reinsurance balances that would result in a material impact on our financial statements. In accordance with generally accepted accounting principles and industry practice, we account for insurance premiums earned and for benefits, losses and expenses incurred net of reinsurance ceded.

Property and Casualty Segment Reinsurance

Our property and casualty segment follows the industry practice of reinsuring a portion of its exposure by ceding to reinsurers a portion of the premium received and a portion of the risk under the policies reinsured. Reinsurance is purchased to reduce the net liability on individual risks to predetermined limits and to protect against catastrophic losses from a single catastrophe, such as a hurricane or tornado. Catastrophe protection is purchased on both direct and assumed business.

We use many reinsurers, both domestic and foreign; this helps us to avoid concentrations of credit risk associated with our reinsurance. Our principal reinsurers include Employers Reinsurance Corporation, AXA Reassurance, Continental Casualty Company, Hanover Re and Partner Reinsurance Company of the U.S.

Because catastrophe losses are by their nature unpredictable, the frequency and severity of catastrophic losses experienced in any year could potentially be material to our results of operations and financial position. Typical catastrophes experienced by our policyholders include windstorms, hailstorms, tornados and hurricanes. Other catastrophes include earthquakes, wildfires and terrorist acts. The severity of a particular catastrophe for us is a function of various factors, including how many policies we have written in the area of the catastrophe and the severity of the event. We continually assess and improve how we manage our exposure to catastrophe losses; we do this through individual risk selection, by limiting the concentration of insurance written in certain areas and through the purchase of catastrophe reinsurance.

Historically, we have acted as a reinsurer, assuming both property and casualty reinsurance from other insurance or reinsurance companies. Most of the business we have assumed is property reinsurance with an emphasis on catastrophe coverage. During the second quarter of 2000, we began to significantly reduce our assumed reinsurance business. Most of our reinsurance business expired on or before December 31, 2000. We have reduced our assumed business by limiting our reinsurance contracts to a very limited number of brokers. We will continue to have exposure related to the assumed reinsurance contracts that we have elected to continue to write.

Our property and casualty insurance segment limits the direct risk that it retains by reinsuring direct risks in excess of our retention limits. For our property and casualty lines of business, our retention for 2002 is $1,250,000, which means we have reinsurance for any single claim over $1,250,000. Our loss retention was $1,000,000 for losses that pertain to years 1995 through 2001 and $750,000 or less for losses that pertain to years prior to 1995. We also have reinsurance that limits the total direct loss we may incur from a single catastrophe. Currently, the total direct loss we may incur from a single catastrophe, after reinsurance, is $7,500,000, and from 1993 to 2001, the limit was $5,000,000. We increased our retention limits this year due primarily to increased reinsurance costs.

Life Insurance Segment Reinsurance

United Life Insurance Company follows the industry practice of reinsuring a portion of its exposure by ceding to reinsurers a portion of the premium received and risk under the policies reinsured. Reinsurance is purchased to reduce the net liability on individual risks. United Life Insurance Company’s maximum retention is $200,000 per life, and it reinsures the remaining liability.

The ceding of reinsurance does not legally discharge United Life Insurance Company from primary liability under its policies. United Life Insurance Company must pay the loss if the reinsurer fails to meet its obligations. United Life Insurance Company’s primary reinsurance companies are ERC Reinsurance Company, RGA Reinsurance Company and Business Men’s Assurance Company of America. These companies insure both life and disability risks.

Insurance Underwriting

Our primary underwriting objective is to carefully assess opportunities and accept only those risks that exhibit a reasonable likelihood of providing an underwriting profit. We evaluate underwriting opportunities based on a number of factors including the expected frequency and severity of losses, the administrative and sales costs of providing the necessary coverage information provided by our agents and information obtained from claims personnel regarding developing claim patterns and issues.

Price is one of the significant competitive factors in the insurance business. Pricing pressures can be caused by many factors such as:

•
insurance companies selling their products for a period of time at less than adequate rates, because they either underestimate ultimate claim costs or overestimate the amount of investment income they will earn on premiums before claims are paid;

•
insurance companies marketing at lower costs by utilizing direct-response marketing methods, such as internet sales and direct mail, as compared with marketing products through independent agents that may be more expensive; and

•	mutual insurance companies and other insurance companies who are willing to accept a lower return on equity on their insurance operations than we are willing to accept.

In addition, pricing levels can also be influenced by the frequency and severity of insurance claims, state regulation and legislation, inflation and judicial decisions. Because of our underwriting experience, we have ceased or limited, and will continue to cease or limit, writing policies on lines that we consider to be unprofitable. We monitor our underwriting results to improve our underwriting practices and to identify other areas in which we may improve. We endeavor to be selective and disciplined in our underwriting practices, the implementation of price increases and the elimination of marginal accounts and agents.

Claims

A significant competitive factor in the property and casualty insurance marketplace is the handling of claims. We believe effective claims management is a key to achieving satisfactory underwriting results. We seek to differentiate ourselves in the marketplace by being highly responsive and timely in our handling of claims. All of our claims are managed by our home office, while claims adjusting is performed in our home office as well as in our regional offices. We maintain an experienced staff of appraisers, managers, attorneys and field adjusters that are strategically located throughout our operating territory. We continually seek to improve our handling of claims in order to reduce ultimate loss and loss adjustment expense payments.

The following table sets forth, for the periods indicated, the “pure” loss ratios, which are identical under statutory accounting principles and generally accepted accounting principles. Under both bases of accounting, net losses incurred without loss adjustment expenses incurred are divided by net premiums earned.

	Year ended December 31,
	2001	2000	1999	1998	1997
Fire and allied lines (1)	72.7%	62.0%	52.5%	73.5%	59.5%
Automobile	61.3	62.6	69.4	70.0	66.7
Other liability (2)	36.2	32.3	44.4	39.0	29.1
Workers’ compensation	72.4	48.6	73.7	78.3	69.4
Fidelity and surety	14.1	11.8	2.1	9.9	12.3
Reinsurance	127.3	162.2	122.6	95.9	59.9
Miscellaneous	40.6	83.8	10.6	1.5	20.2

Total	61.4%	59.9%	61.5%	65.4%	54.2%

(1)	“Fire and allied lines” in this table includes fire, allied lines, homeowners, commercial multiple peril and inland marine.
(2)	“Other liability” is business insurance covering bodily injury and property damage arising from general business operations, accidents on the insured’s premises and products manufactured or sold.

Investments

We must comply with state insurance laws that prescribe the kind, quality and concentration of investments that may be made by insurance companies. We determine the mix of our investment portfolio based upon these state laws, liquidity needs, tax position and general market conditions. We also consider the timing of our obligations, as cash must be available when obligations are due to be paid. We make modifications to our investment portfolio as the conditions listed above change. We manage internally all but a small portion of our investment portfolio.

Assets relating to the property and casualty segment are invested to meet liquidity needs and maximize after-tax returns with appropriate risk diversification. Assets relating to the life insurance segment are invested to meet liquidity needs, maximize the investment return and achieve a matching of assets and liabilities.

Investment results for the periods indicated are summarized in the following table and are presented in accordance with generally accepted accounting principles:

Year ended December 31,	Average Invested Assets (1)	Net Investment Income (2)	Annualized Yield on Average Invested Assets
	(Dollars in thousands)
2001	$1,481,999	$98,909	6.7%
2000	1,316,906	86,867	6.6
1999	1,157,414	75,317	6.5
1998	1,040,008	67,928	6.5
1997	928,052	61,686	6.6

(1)	Average of amounts at beginning and end of period.
(2)	Investment income after deduction of investment expenses, but before applicable income tax. Realized gains and losses are excluded.

The following table summarizes the consolidated investment portfolio as of December 31, 2001 and is presented in accordance with generally accepted accounting principles:

	Amount as Stated on Balance Sheet (1)	Percent of Total	Value (2)
	(Dollars in thousands)
Fixed income securities:
Bonds
United States government and government agencies and authorities	$95,249	6.1%	$96,632
States, municipalities and political subdivisions	234,061	15.0	240,753
Foreign governments	40,093	2.6	40,312
Public utilities	273,981	17.6	274,474
All other corporate bonds	740,846	47.5	742,924

Total fixed income securities	$1,384,230	88.8%	$1,395,095

Equity securities:
Common stocks
Public utilities	$9,205	0.6%	$9,205
Banks, trusts and insurance companies	52,162	3.3	52,162
Industrial, miscellaneous and all others	46,701	3.0	46,701
Nonredeemable preferred stock	2,289	0.1	2,289

Total equity securities	$110,357	7.0%	$110,357

Short-term investments	$48,008	3.1%	$48,008
Other long-term investments	10,166	0.6	10,166
Policy loans	8,201	0.5	8,201

Total investments	$1,560,962	100.0%	$1,571,827

(1)
We carry held-to-maturity fixed income securities at amortized cost and available-for-sale fixed income securities at fair value. We carry equity securities at prices which approximate market quotations, short-term investments at cost, which approximates fair value, and policy loans at the actual amounts loaned to the policyholder.

(2)
We estimate the fair value of our financial instruments based on relevant market information or by discounting estimated future cash flows at estimated current market discount rates appropriate to the particular asset or liability shown. In most cases, we use quoted market prices to determine the fair value of fixed income securities, equity securities and short-term investments. Where quoted market prices are unavailable, we estimate fair value based on recent trading. Long-term investments consisting of holdings in limited partnership funds are valued by the fund managers.

Reserves

Property and Casualty Insurance Segment

We and our property and casualty subsidiaries are required by applicable insurance laws to maintain reserves for losses and loss adjustment expenses with respect to both reported and unreported losses. Loss reserves are estimates at a given time of the ultimate amount expected to be paid on losses that are, in fact, incurred. Reserves for loss adjustment expenses are intended to cover the actual cost of investigating losses and defending lawsuits arising from losses. These reserves are continuously revised based on historical analysis and management’s expectations. Estimates of losses are based on facts and circumstances known when the estimates are made.

Loss and loss adjustment expense reserves have two components: reported reserves, which are reserves for reported losses, and reserves for incurred but not reported events. We estimate reserves for reported losses in one of two ways. For some classes of reported losses under $5,000, reserves are set based upon a schedule determined by averaging similar claims paid over a recent 13-month period. The estimate is revised in response to changes in experience or as investigations progress and further information is received. All other reserves for reported losses are established on an individual case basis. Our claims personnel establish reported reserves based on a variety of factors, including the type of each claim, our knowledge of the circumstances surrounding each loss, the policy provisions relating to the type of loss, trends in the legal system and other factors.

For incurred but not reported losses, we estimate the amount of reserves for each line of business on the basis of historical and statistical information. We consider historical patterns of paid and reported claims, industry data and the probable number and nature of losses arising from occurrences which have not yet been reported.

The process of estimating loss reserves and loss adjustment expense reserves involves a considerable degree of judgment by our claims personnel. Because reserves are estimates of the amount expected to be paid based on facts and circumstances known at any given time, we continuously review our loss and loss adjustment expense reserves. During the claims settlement period, which may extend over a long period of time, our claims personnel may become aware of additional facts regarding claims and trends which cause us to refine and adjust our estimates of ultimate liability. Consequently, actual loss and loss adjustment expenses may deviate from estimates reflected in our consolidated financial statements. Such deviations may be significant.

We do not discount reserves based on the time value of money. We implicitly provide for inflation in the reserving process by reviewing cost trends and historical reserving results and projecting future economic conditions.

The table below provides an analysis of changes in our property and casualty loss and loss adjustment expense reserves for 2001, 2000 and 1999, net of reinsurance amounts, and is presented in accordance with generally accepted accounting principles. Changes in reserves are reflected in the income statement for the year when the changes are made. Conditions and trends that have affected the reserve development reflected in the table may change; future reserve redundancies or deficiencies cannot be extrapolated from this development.

	At December 31,
	2001	2000	1999
	(Dollars in thousands)
Gross liability for losses and loss adjustment expenses at beginning of year	$358,032	$338,243	$251,117
Less reinsurance receivables	37,526	27,606	8,111

Net liability for losses and loss adjustment expenses at beginning of year	$320,506	$310,637	$243,006
Net liability for losses and loss adjustment expenses at acquisition date	—	—	51,661
Provision for losses and loss adjustment expenses for claims occurring in the current year	303,182	263,099	210,778
Decrease in estimated losses and loss adjustment expenses for claims occurring in prior years	(47,037)	(36,931)	(25,135)

Total incurred	$256,145	$226,168	$185,643

Losses and loss adjustment expenses payments for claims occurring during
Current year	$139,225	$119,278	$93,646
Prior years	110,516	97,021	76,027
Total paid	$249,741	$216,299	$169,673

Net liability for losses and loss adjustment expenses at end of year	$326,910	$320,506	$310,637
Plus reinsurance receivables	39,609	37,526	27,606

Gross liability for losses and loss adjustment expenses at end of year	$366,519	$358,032	$338,243

The following table shows the calendar year development of net loss and loss adjustment expense reserve liabilities and payments for us and our property and casualty subsidiaries for the years 1992 through 2001. The top line of the table shows the estimated liability for unpaid losses and loss adjustment expenses recorded at the end of each of the indicated years. This liability represents the estimated amount of losses and loss adjustment expenses for losses arising in all prior years that are unpaid at the end of each year, including losses that had been incurred but not yet reported, net of applicable ceded reinsurance. The first portion of the table shows the re-estimated amount of the previously recorded liability based on experience as of the end of each succeeding year. The estimate is increased or decreased as more information becomes known about the losses for individual years. Conditions and trends that have affected development of the liability in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table. The second portion of the table displays cumulative losses paid and loss adjustment expenses paid for each of the years indicated on the basis of generally accepted accounting principles. The third portion of the table displays the reinsurance recoverable and the re-estimated amount of reinsurance recoverable and the resulting gross liabilities.

	Year ended December 31,
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
	(Dollars in thousands)
Liability for unpaid losses and settlement expenses	$158,825	$170,798	$180,653	$188,700	$209,876	$218,912	$243,006	$310,637	$320,506	$326,910
Liability reestimated as of:
One year later	154,572	153,691	160,776	159,571	176,332	192,297	213,047	273,706	273,469
Two years later	148,507	142,572	172,546	145,486	169,348	185,700	233,325	261,217
Three years later	144,159	158,312	164,133	142,877	164,030	198,298	226,353
Four years later	134,309	155,313	161,961	140,639	172,366	198,931
Five years later	132,075	154,849	162,424	147,412	176,411
Six years later	132,747	157,005	169,472	152,134
Seven years later	135,559	161,898	172,807
Eight years later	140,038	164,591
Nine years later	142,576

Cumulative redundancy (deficiency)	$16,249	$6,207	$7,846	$36,566	$33,465	$19,981	$16,653	$49,420	$47,037

Cumulative amount of liability paid through:
One year later	$54,291	$51,550	$80,246	$56,618	$61,694	$62,988	$71,251	$97,021	$110,516
Two years later	84,074	102,637	109,281	83,071	93,599	97,142	123,965	154,886
Three years later	96,976	119,349	123,469	97,763	110,531	122,818	155,622
Four years later	107,420	127,333	132,414	106,770	122,413	143,216
Five years later	112,360	133,531	137,597	112,456	134,193
Six years later	116,929	137,295	141,524	119,400
Seven years later	119,657	140,127	145,170
Eight years later	121,861	143,080
Nine years later	124,071

Liability for unpaid losses and settlement expenses	$158,825	$170,798	$180,653	$188,700	$209,876	$218,912	$243,006	$310,637	$320,506	$326,910
Reinsurance recoverable	12,733	13,957	23,258	9,703	11,331	12,856	8,111	27,606	37,526	39,609

Gross liability	$171,558	$184,755	$203,911	$198,403	$221,207	$231,768	$251,117	$338,243	$358,032	$366,519

Net re-estimated liability	$142,576	$164,591	$172,807	$152,134	$176,411	$198,931	$226,353	$261,217	$273,469
Re-estimated reinsurance recoverable	11,460	13,399	22,328	7,859	9,518	11,699	7,543	23,189	31,897

Gross re-estimated liability	$154,036	$177,990	$195,135	$159,993	$185,929	$210,630	$233,896	$284,406	$305,366

Gross redundancy	$17,522	$6,765	$8,776	$38,410	$35,278	$21,138	$17,221	$53,837	$52,666

The above table illustrates a year-to-year cumulative redundancy in our reserves for liability for unpaid losses and settlement expenses. Because establishing reserves is inherently uncertain, an analysis of factors affecting reserves can produce a range of reasonable estimates. We believe that our redundancies are the result of a variety of factors, including:

•	Our philosophy is to establish reserves that are appropriate and reasonable, but assume a pessimistic view of potential outcomes;

•	We use claims negotiation to control the size of settlements;

•	We assume that we have liability for all claims, even though the issue of liability may in some cases be resolved in our favor;

•	We focus on loss prevention services to enhance workplace safety and to prevent accidents and illness;

•	We promote claims management services to encourage return-to-work programs, case management by nurses for serious injuries and management of medical provider services and billings; and

•	We use programs and services to help prevent fraud and to assist in favorably resolving cases.

The determination of property and casualty insurance and reinsurance reserves, particularly those relating to liability lines, reflects significant judgment factors. If, during the course of our regular monitoring of reserves, we determine that coverages previously written were incurring higher than expected losses with respect to either reported losses or losses incurred but not yet reported, we would take action which could include increasing the related reserves. Any adjustments we make to reserves are reflected in operating results in the year in which we make those adjustments. As required by state law, we engage an independent actuary to render an opinion as to the adequacy of the statutory reserves we establish. The actuarial opinion is filed in those states where we are licensed. There are no material differences between our statutory reserves and those established under generally accepted accounting principles.

We believe the reserves for our property and casualty segment at December 31, 2001 are appropriate. The increases over the last ten years in liability for unpaid losses and settlement expenses reflect our increased business. In determining the appropriateness of our reserves, we rely upon the opinion of an independent actuary that our reserves meet the requirements of applicable insurance laws, are consistent with reserves that are computed in accordance with accepted loss reserving standards and principles and make a reasonable provision in the aggregate for all unpaid loss and loss expense obligations under the terms of our insurance policies and agreements. We also consider state regulatory reviews and examinations and our own experience. Because we are comfortable with our reserving experience, we have not made any significant changes in our reserving methodology or philosophy that have resulted in recognition of favorable development.

Life Insurance Segment

Reserves for the life insurance segment are based upon applicable Iowa insurance laws. Our life insurance subsidiary’s reserves meet, or exceed, the minimum statutory requirements. The reserves reflected in our consolidated financial statements are calculated in accordance with generally accepted accounting principles. Reserves determined on the basis of generally accepted accounting principles are based upon our best estimates of mortality and morbidity, persistency, expenses and investment income. Reserves determined for statutory purposes are based upon mortality rates and interest rates specified by state law. All of our reserves are developed and analyzed annually by independent consulting actuaries.

The table below provides an analysis of changes in our life policy claim liabilities for 2001, 2000 and 1999, net of reinsurance amounts, and is presented in accordance with generally accepted accounting principles.

	At December 31,
	2001	2000	1999
	(Dollars in thousands)
Gross liability for unpaid claims beginning of year	$1,769	$1,819	$1,336
Less reinsurance receivables	41	116	90

Net liability for unpaid claims at beginning of year	$1,728	$1,703	$1,246
Incurred claims relating to
Current year	10,955	10,337	9,749
Prior years	2,937	2,621	940

Total incurred	$13,892	$12,958	$10,689

Paid claims related to
Current year	$10,367	$10,059	$9,547
Prior years	2,944	2,874	685

Total paid	$13,311	$12,933	$10,232

Net liability for unpaid claims at end of year	$2,309	$1,728	$1,703
Plus reinsurance receivables	385	41	116

Gross liability for unpaid claims at end of year	$2,694	$1,769	$1,819

Properties

We own two buildings and related parking facilities in Cedar Rapids, Iowa, which we use as our home office. We occupy all of a five-story office building and the top seven floors of an eight-story office building in which the first floor is leased to tenants. The two buildings are connected by a skywalk. We also lease additional adjacent space in Cedar Rapids.

Lafayette Insurance Company owns and occupies a two-story building in New Orleans, Louisiana, which serves as its home office.

American Indemnity Company, a subsidiary of American Indemnity Financial Corporation, owns two adjacent and connected buildings in Galveston, Texas, which serve as its home office. One building is seven stories and the other is three stories. These buildings are occupied primarily by American Indemnity Company with a small amount of office space leased to tenants.

MANAGEMENT

Our board of directors is divided into three classes, with the members of each class serving three-year terms expiring at the third annual meeting of the stockholders following their election, upon the election and qualification of their successors. The following table sets forth information as of the date of this prospectus concerning our directors.

Name	Age	Position	Term as Director Expires
Scott McIntyre, Jr.	68	Chairman and Director	May 2002
John A. Rife	59	President and Director	May 2004
Jack B. Evans	53	Vice Chairman and Director	May 2003
Christopher R. Drahozal	40	Director	May 2003
Casey D. Mahon	50	Director	May 2002
Thomas K. Marshall	68	Director	May 2003
George D. Milligan	45	Director	May 2003
Mary K. Quass	52	Director	May 2004
Byron G. Riley	71	Director	May 2002
Kyle D. Skogman	51	Director	May 2004
Frank S. Wilkinson, Jr.	62	Director	May 2002

A brief description of the business experience of each of our current directors follows:

Scott McIntyre, Jr. has served as a director since 1956. Mr. McIntyre has been employed by us in various capacities since 1954, including as President from 1966 to 1997 and as Chief Executive Officer from 1991 to 2000. He has agreed to be nominated as a director at our next annual meeting in 2002.

John A. Rife serves as our President and Chief Executive Officer. Mr. Rife began his employment with us in 1976. Mr. Rife was appointed our President in 1997 and our Chief Executive Officer in 2000. He has been President of United Life Insurance Company since 1984, and he also serves as President of some of our other subsidiaries. Mr. Rife has served as a director of United Life Insurance Company from 1983 to the present. He has served us as a director since 1998.

Jack B. Evans serves as President of the Hall-Perrine Foundation, a private philanthropic corporation located in Cedar Rapids, Iowa; he has served as its President since January 1996. Prior to that, Mr. Evans was employed by SCI Financial Group, Cedar Rapids, Iowa, serving as its President from 1993 to 1995. SCI Financial Group is a regional financial services firm providing brokerage, insurance and related services to its clients. Mr. Evans has served as a director since 1995.

Christopher R. Drahozal is a Professor of Law at the University of Kansas School of Law, Lawrence, Kansas, where he has been teaching since 1994. Mr. Drahozal was an attorney in private practice in Washington, D.C. from 1991 until 1994. Mr. Drahozal is the son-in-law of Scott McIntyre, Jr. Mr. Drahozal has served as a director since 1997.

Casey D. Mahon is an Adjunct Professor of Law at the University of Iowa College of Law, Iowa City, Iowa, where she has been teaching since 1998. Ms. Mahon was employed as Senior Vice President and General Counsel of McLeodUSA, Inc. from June 1993 until she retired in February 1998. McLeodUSA, Inc. provides integrated communications services. Ms. Mahon has served as a director since 1993. She has agreed to be nominated as a director at our next annual meeting in 2002.

Thomas K. Marshall retired in 1992 from his position as Vice President-Development of Grinnell College, Grinnell, Iowa, a position he had held since 1982. Mr. Marshall has served as a director since 1983.

George D. Milligan is the President of The Graham Group, Inc., Des Moines, Iowa, a position he has held since 1985. The Graham Group is a real estate firm specializing in the development of medical office buildings and a construction firm specializing in the construction of hospital facilities. Mr. Milligan has served as a director since 1999.

Mary K. Quass is President and Chief Executive Officer of Quass Communications, LLC, a position she has held since 1998. Quass Communications, LLC is a privately-held investment company. From 1988 to 1998, Ms. Quass held the position of President and Chief Executive Officer of Quass Broadcasting Company, which operated two radio stations. In 1998, Quass Broadcasting Company merged with Capstar Broadcasting Partners to form Central Star Communications. Ms. Quass served as President and CEO of Central Star Communications, responsible for over 50 radio stations throughout the Midwest until she retired in 1999. Ms. Quass has served as a director since 1998.

Byron G. Riley is an attorney with the law firm of Bradley & Riley PC, Cedar Rapids, Iowa. He has practiced law with that law firm since 1981. Bradley & Riley PC provides legal services to us from time to time. Mr. Riley has served as a director since 1983. He has agreed to be nominated as a director at our next annual meeting in 2002.

Kyle D. Skogman is President of Skogman Construction Co. of Iowa, a company that specializes in residential construction primarily in Cedar Rapids, Iowa. He has served in that capacity since 1990. Mr. Skogman has served as a director since 2000.

Frank S. Wilkinson, Jr. retired in December 2000 from E.W. Blanch Co., a Minneapolis, Minnesota company that provides risk management and distribution services and arranges reinsurance coverage between insurers and reinsurers. Before retiring after 31 years of service, Mr. Wilkinson held a number of positions with E.W. Blanch, including Executive Vice President and director from 1993 to December 2000. Mr. Wilkinson was named in 2001 to a vacant board term that expires in May 2002. He has agreed to be nominated as a director at our next annual meeting in 2002.

The following table sets forth information as of the date of this prospectus concerning certain of our executive officers.

Name	Age	Position
Richard B. Swain	45	Senior Vice President
Kent G. Baker	58	Vice President and Chief Financial Officer
E. Dean Fick	57	Vice President, Claims
Samuel E. Hague	50	Executive Vice President and Treasurer of United Life Insurance Company
Wilburn J. Hollis	61	Vice President, Human Resources
Robert B. Kenward	59	Vice President, Management Information Systems
Kevin L. Kubik	47	Vice President and Chief Investment Officer
Dianne M. Lyons	39	Controller
Neal R. Scharmer	45	Vice President and General Counsel

A brief description of the business experience of these executive officers follows:

Richard B. Swain is Senior Vice President. He has served in that capacity since 1999. Mr. Swain served as Vice President of Underwriting at Hastings Mutual Insurance Company, Hastings, Michigan, from May 1998 to 1999. Hastings Mutual Insurance Company is a regional insurance company with a five-state, Midwest marketing territory offering personal, business and farmowners property and casualty insurance products. He was employed by us as Vice President of the Lincoln Regional Office from 1993 to 1998.

Kent G. Baker is Vice President and Chief Financial Officer. He has served us in that capacity since 1984.

E. Dean Fick has served us as Vice President, Claims, since 1991.

Samuel E. Hague is Executive Vice President and Treasurer of United Life Insurance Company, a position he has held since 1992.

Wilburn J. Hollis is our Vice President, Human Resources, a position he has held since 1996.

Robert B. Kenward became our Vice President, Management Information Systems, in 1992 and has held various positions within the management information systems department since joining us in 1978.

Kevin L. Kubik is our Vice President and Chief Investment Officer, a position he has held since June 1997. Mr. Kubik was employed from 1989 to 1997 by Van Kampen American Capital Investment Advisory Inc., an investment adviser to various open-end and closed-end investment companies.

Dianne M. Lyons was appointed Controller in 1999. She has been with us as an Accounting Manager and Financial Accountant since 1983.

Neal R. Scharmer has been our General Counsel since 1995. He was named Vice President in May 2001.

DESCRIPTION OF OUR CAPITAL STOCK

General

Our articles of incorporation, as amended, authorize us to issue 30,000,000 shares of common stock, $3.33 1/3 par value. At the close of business on February 1, 2002, we had 10,036,819 shares of common stock outstanding. Our articles of incorporation, as amended, also authorize us to issue 10,000,000 shares of preferred stock. As of the date of this prospectus, we have no shares of preferred stock outstanding. Upon completion of the offering, 2,000,000 shares of our preferred stock, or 2,300,000 shares if the underwriters’ over-allotment option is fully exercised, will be issued and outstanding.

Preferred Stock—General

Our board of directors may establish one or more series of preferred stock to be issued out of our shares of authorized preferred stock. Our board of directors, without approval of the stockholders, may determine, with respect to any series of preferred stock, the terms and rights of that series, including the following:

•	the designation of the series;

•
the number of authorized shares of the series, which number our board may subsequently increase or decrease to not more than the total number of authorized shares of preferred stock and not less than the number of shares of the series then outstanding;

•
whether the series will bear dividends and whether any such dividends will be cumulative or non-cumulative, and the preference or relation which any such dividend will bear to the dividends payable on any other class or classes of any other series of capital stock;

•	the dividend rate, if any, of the series;

•	the conditions and dates upon which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on and the priority, if any, of shares of the series if we voluntarily or involuntarily liquidate, dissolve or wind up our affairs;

•
whether the shares of the series will be convertible or exchangeable into shares of any of our other classes or series, or any of our other securities, or the securities of any other entity, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series;

•	the voting rights, if any, of the holders of the shares of the series; and

•	any other rights, preferences and limitations of such series.

Series A Preferred Stock

Our board established the provisions of our preferred stock by exercising the authority granted to the board in our articles of incorporation. This section is a summary of the material provisions of our preferred stock. The following summary does not restate the provisions of our preferred stock in their entirety. We urge you to read the amendment to our articles of incorporation that established our preferred stock because it, and not this summary, defines your rights as a holder of our preferred stock. The amendment to our articles of incorporation that established our preferred stock was filed as an exhibit to the registration statement of which this prospectus is a part. Copies of the amendment to our articles of incorporation are available as set forth under “Where You Can Find More Information” below.

General

Our preferred stock is officially referred to as “$25 [            ]% Cumulative Convertible Redeemable Preferred Stock, Series A, no par value.” The preferred stock offered by this prospectus is a single series consisting of up to 2,300,000 shares, including shares issuable on exercise of the underwriters’ over-allotment option. When issued, shares of our preferred stock will be validly issued, fully paid and non-assessable.

The holders of shares of our preferred stock have no preemptive or preferential rights to purchase or subscribe to stock, obligations, warrants or any other of our securities.

Under Iowa law, we may:

•	pay dividends on our preferred stock in cash, or

•	redeem our preferred stock by paying the redemption price in cash,

only if after giving effect to the payment, either:

•	we are able to pay our debts as they become due in the usual course of business, or

•
our total assets would be equal to or more than the sum of our total liabilities plus the amount needed to satisfy upon dissolution any preferential rights of stockholders who hold securities that are senior to our preferred stock.

Priority

Our preferred stock will rank, with respect to dividend rights and rights upon liquidation, winding up or dissolution:

•	junior to:

•	all our existing and future debt obligations and other liabilities; and

•	each class or series of our capital stock the terms of which provide that such class or series will rank senior to our preferred stock;

•	on a parity with parity stock, which is any other class or series of our capital stock that has terms which provide that that class or series will rank on a parity with our preferred stock; and

•	senior to junior stock, which is our common stock and each class or series of our capital stock that has terms which provide that that class or series will rank junior to our preferred stock.

We do not currently have any outstanding indebtedness that is secured or ranks senior to or on a parity with the preferred stock. None of our subsidiaries has any debt that effectively ranks senior to the preferred stock.

We do not currently have any other outstanding class or series of our capital stock ranking on a parity with or senior to our preferred stock. Without the consent of the holders of at least two-thirds of the outstanding shares of our preferred stock, we will not be entitled to issue any class or series of capital stock that ranks senior to our preferred stock with respect to the payment of dividends or distributions upon liquidation, winding up or dissolution, including, without limitation, any class or series of capital stock, other than parity stock or junior stock, that pays cumulative dividends.

Except as described in the preceding paragraph, we may, without the consent of the holders of shares of our preferred stock, authorize, create by way of reclassification or otherwise or issue common, parity or junior stock, or any obligation or security convertible or exchangeable into, or evidencing a right to purchase, shares of any class or series of common, parity or junior stock.

The terms senior stock, parity stock and junior stock include warrants, rights, calls or options exercisable for or convertible into that type of stock.

Dividends

The holders of shares of our preferred stock are entitled to receive cumulative dividends at an annual rate of $[            ] per share, when, as and if declared by our board of directors out of funds legally available therefor. The right of the holders of shares of our preferred stock to receive dividend payments is subject to the rights of any holders of shares of senior stock and parity stock.

Dividends will accrue and are cumulative from the date our preferred stock is first issued. Dividends are payable in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on [            ], 2002. If any of those dates is not a business day, then dividends will be payable on the next succeeding business day. Dividends will be payable on those dates to holders of record as they appear in our stock records at the close of business on March 1, June 1, September 1 and December 1 of each year. Dividends payable on shares of our preferred stock for any period other than a full quarterly period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Iowa law requires that we pay dividends only out of earned profits arising from our business, which does not include contributed capital or contributed surplus. Further, under Iowa law, we may pay dividends on our preferred stock only if after giving effect to the payment, either:

•	we are able to pay our debts as they become due in the usual course of business, or

•
our total assets would be equal to or more than the sum of our total liabilities plus the amount needed to satisfy upon dissolution any preferential rights of stockholders who hold securities that are senior to our preferred stock.

The terms of our existing credit facility and other contracts do not prevent us from paying dividends. Our future credit facilities or other contracts may contain restrictions on paying cash dividends on our preferred stock if, before the payment or after giving effect to the payment, an event of default, as described in a credit facility or other contract, is in existence or would result from the payment of the dividend.

Unless all prior dividends on our preferred stock and on any other class or series of our preferred shares ranking on a parity as to dividends with our preferred stock have been paid in full or have been declared and a sum sufficient for payment thereof has been set aside, then

•
we may not declare or pay a cash dividend or distribution on our common stock or other securities ranking junior to our preferred stock, except a distribution in shares of our common stock or our other securities ranking junior to our preferred stock as to dividends and distributions upon liquidation, dissolution or winding up, and

•	we may not purchase, retire or otherwise acquire any shares of our common stock or other securities ranking junior to our preferred stock.

We do not currently have outstanding any other class or series of preferred shares ranking on a parity with or senior to the preferred stock offered by this prospectus. Dividends paid on shares of our preferred stock or any parity stock in an amount less than the total amount of the dividends at the time accumulated and payable on those shares will be allocated pro rata among all such shares at the time outstanding. If a dividend upon any shares of preferred stock offered by this prospectus, or any other outstanding class or series of preferred shares ranking on a parity with our preferred stock as to dividends, is in arrears, all dividends or other distributions declared upon shares of each series of such stock will be declared pro rata so that in all cases the amounts of dividends or other distributions declared per share on each such series bear to each other the same ratio that accumulated and unpaid dividends per share on each such series bear to each other.

Redemption

Redemption at Our Option

We may not redeem any shares of our preferred stock at any time before [                ], 2005. After that date, we will have the option to redeem any outstanding shares of our preferred stock, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price per share equal to the $25 liquidation preference plus an amount equal to accrued and unpaid dividends from, and including, the immediately preceding dividend payment date to, but excluding, the redemption date. In the case of a redemption, for each share redeemed:

•	on or after [ ], 2005 but before [ ], 2006 we will pay, in addition, an amount equal to 3.0% of the liquidation preference, and

•	on or after [ ], 2006 but before [ ], 2007 we will pay, in addition, an amount equal to 1.5% of the liquidation preference.

In the case of any partial redemption, we will select the shares of our preferred stock to be redeemed on a pro rata basis, by lot or any other method that we, in our discretion, deem fair and appropriate. However, we may redeem, without regard for any selection or allocation method we employ, all the shares held by holders of fewer than 100 shares or holders who would hold fewer than 100 shares as a result of the redemption.

Mandatory Redemption

We will be obligated to redeem all outstanding shares of our preferred stock on [                     ], 2014 only if we have funds legally available for such payment and only if we are not prohibited from doing so by Iowa law or contractual obligations. The redemption price will be equal to the $25 liquidation preference plus an amount equal to accrued and unpaid dividends from, and including, the immediately preceding dividend payment date to, but excluding, the date of redemption.

General Provisions

Our preferred stock is not subject to any sinking fund or other similar provisions. We may pay the redemption price only if we have funds legally available for such payment and only if we are not prohibited from doing so by Iowa law or contractual obligations.

On and after the redemption date, dividends will cease to accrue on the shares of our preferred stock called for redemption, and those shares will cease to be outstanding, so long as the redemption price, including any accrued and unpaid dividends to, but excluding, the date fixed for redemption and any premium, has been duly paid or provided for.

Payment of the redemption price for shares of our preferred stock is conditioned upon book-entry transfer or physical delivery of certificates representing the shares, together with necessary endorsements, to the transfer agent at any time after delivery of the redemption notice. Payment of the redemption price for shares of our preferred stock will be made promptly following the later of the redemption date and the time of book-entry transfer or physical delivery of certificates representing the shares.

If the transfer agent holds money sufficient to pay the redemption price of our preferred stock on the redemption date in accordance with the terms of our articles of incorporation, then, on the redemption date, shares of our preferred stock will cease to be outstanding, whether or not book-entry transfer is made or certificates representing the shares are delivered to the transfer agent. At such time, all rights as a holder of shares of our preferred stock shall terminate, other than the right to receive the redemption price.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our company, each holder of shares of our preferred stock will be entitled to payment, out of our assets available for distribution, of an amount equal to the $25 liquidation preference per share of our preferred stock held by that holder. In addition, such holder will be entitled to payment of an amount equal to all accrued and unpaid dividends on those shares to, but excluding, the date of liquidation, dissolution or winding up. The holders of our preferred stock are entitled to these payments before any distribution is made on any junior stock, including our common stock. After payment in full of the liquidation preference and the amount equal to all accrued and unpaid dividends to which holders of shares of our preferred stock are entitled, the holders will not be entitled to any further participation in any distribution of our assets. If upon any voluntary or involuntary liquidation, dissolution or winding up of our company, the amounts payable with respect to shares of our preferred stock and any other outstanding class or series of preferred shares ranking on a parity with our preferred stock are not paid in full, the holders of shares of our preferred stock and the holders of the parity stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and an amount equal to all accrued and unpaid dividends to which each such holder is entitled.

Neither the voluntary sale, conveyance, exchange or transfer, for cash, shares of stock, securities or other consideration, of all or substantially all of our property or assets nor the consolidation, merger or amalgamation of our company with or into any other entity or the consolidation, merger or amalgamation of any other entity with or into our company will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of our company.

Conversion Rights

General

Each share of our preferred stock will be convertible at any time, at the option of the holder, into fully paid and non-assessable shares of our common stock. The number of shares of common stock deliverable upon conversion of a share of our preferred stock, commonly referred to as the “conversion rate,” will initially be [            ]. The initial conversion rate is determined by dividing the liquidation preference of $25 by the initial conversion price of $[            ]. The conversion price is subject to adjustment from time to time as described below.

Holders of shares of our preferred stock who convert their shares into common stock will not be entitled to any accrued dividends for the dividend period in which they convert their shares. Accordingly, shares of our preferred stock surrendered for conversion during the period between the close of business on any dividend payment record date and the opening of business on the corresponding dividend payment date must be accompanied by payment of an amount equal to the dividend payable on such shares on such dividend payment date.

In case any shares of our preferred stock are to be redeemed, a holder’s right to convert those shares called for redemption will terminate at the close of business on the business day immediately preceding the date fixed for redemption unless we default in the payment of the redemption price of those shares.

We will not issue fractional shares of our common stock upon conversion. Instead of issuing fractional shares, we will pay cash in respect of such fractional share, based on the current market price of our common stock. If more than one share of our preferred stock is surrendered for conversion by the same holder at the same time, the number of full shares of common stock issuable on conversion of those shares will be computed on the basis of the total number of shares surrendered for conversion. For purposes of this paragraph, the current market price of our common stock means the average of the sale prices of our common stock for the twenty consecutive trading days immediately preceding the conversion date.

We will at all times reserve and keep available, free from preemptive rights, for issuance upon the conversion of shares of our preferred stock a number of our authorized but unissued shares of common stock that will be sufficient to permit the conversion of all outstanding shares of our preferred stock. Before the delivery of any common stock upon conversion of our preferred stock, we will comply with all applicable federal and state laws and regulations which require action to be taken by us. All shares of common stock delivered upon conversion of our preferred stock will be duly and validly issued, fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights.

Adjustments to the Conversion Price

The conversion price is subject to adjustment as described below at any time or from time to time after the issuance of our preferred stock, whenever any of the following events occur:

(1)    Stock splits and combinations.    If we:

•	subdivide or split the outstanding shares of our common stock,

•	combine or reclassify the outstanding shares of our common stock into a smaller number of shares, or

•	issue by reclassification of the shares of our common stock any shares of our capital stock,

then, and in each such case, the conversion price in effect immediately prior to that event or the close of business on the record date therefor, whichever is earlier, will be adjusted so that the holder of any shares of our preferred stock thereafter surrendered for conversion will be entitled to receive the number of shares of our common stock or of our other securities which the holder would have owned or would have been entitled to receive after the occurrence of any of the events described above, had the holder’s shares of preferred stock been surrendered for conversion immediately before the occurrence of that event or the record date therefor, whichever is earlier. Notwithstanding the foregoing, this subparagraph (1) shall not apply to stock dividends provided for in subparagraph (2) below.

(2)    Stock dividends in common stock.    If we pay a dividend or make a distribution in shares of our common stock on any class of our capital stock and the total number of shares of common stock constituting the dividend or distribution exceeds 1.0% of the total number of shares of common stock outstanding at the close of business on the record date fixed for determination of stockholders entitled to receive the dividend or distribution, the conversion price in effect immediately prior to the close of business on the record date fixed for determination of stockholders entitled to receive that dividend or distribution will be adjusted by multiplying:

•	that conversion price by

•
a fraction, the numerator of which will be the number of shares of common stock outstanding at the close of business on that record date and the denominator of which will be the sum of that number of shares and the total number of shares issued in that dividend or distribution.

In case the total number of shares constituting that dividend or distribution does not exceed 1.0% of the total number of shares of common stock outstanding at the close of business on the record date fixed for that dividend or distribution, the shares of common stock will be considered to be issued as a dividend or distribution at the time of any succeeding dividend or distribution in which the number of shares of common stock issued, together with the number of shares issued in all previous such dividends and distributions for which no adjustment to the conversion price has been made, exceeds 1.0% of the total number of shares of common stock outstanding at the close of business on the record date for the first such dividend or distribution.

(3)    Issuance of rights or warrants.    If we issue to all holders of our common stock rights or warrants expiring within 45 days of issuance entitling those holders to subscribe for or purchase shares of our common stock at a price per share less than the current market price, the conversion price in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive those rights or warrants will be adjusted by multiplying:

•	that conversion price by

•
a fraction, the numerator of which will be the sum of the number of shares of our common stock outstanding at the close of business on that record date and the number of shares of our common stock that the aggregate offering price of the total number of shares of our common stock so offered for subscription or purchase would purchase at the current market price and the denominator of which will be the sum of the number of shares of common stock outstanding at the close of business on that record date and the number of additional shares of our common stock so offered for subscription or purchase.

For purposes of this subparagraph (3), the issuance of rights or warrants to subscribe for or purchase securities convertible into shares of our common stock will be deemed to be the issuance of rights or warrants to subscribe for or purchase shares of our common stock into which those securities are convertible at an aggregate offering price equal to the sum of the aggregate offering price of those securities and the minimum aggregate amount, if any, payable upon conversion of those securities into shares of our common stock. For purposes of this subparagraph (3), the current market price of our common stock means the average of the sale prices of our common stock for the twenty consecutive trading days immediately preceding the record date for the relevant event.

(4)    Distribution of indebtedness, securities or assets.    Other than common stock, rights or warrants referred to in subparagraph (3) above, a dividend payable exclusively in cash, a dividend payable in shares of capital stock or similar equity interests in the case of a spin-off, as described below, and other than as a result of a fundamental change described in subparagraph (6) below, if we distribute to all holders of our common stock, whether by dividend or in a merger, amalgamation or consolidation or otherwise, evidences of indebtedness, shares of capital stock of any class or series, other securities, cash or assets, the conversion price in effect immediately prior to the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be adjusted by multiplying:

•	that conversion price by

•
a fraction, the numerator of which will be the current market price of our common stock and the denominator of which will be the sum of the current market price of our common stock and the fair market value, as determined by our board of directors, whose determination in good faith will be conclusive, of the portion of those evidences of indebtedness, shares of capital stock, other securities, cash or assets so distributed applicable to one share of our common stock.

In respect of a dividend or distribution of shares of capital stock of any class or series, or similar equity interests, which are traded on a United States national securities exchange or quoted on the Nasdaq National Market System, of or relating to a subsidiary or other business unit, which we refer to as a spin-off, the conversion price in effect immediately prior to the close of business on the record date fixed for determination of stockholders entitled to receive that dividend or distribution will be adjusted by multiplying:

•	that conversion price by

•
a fraction, the numerator of which will be the current market price of our common stock and the denominator of which will be the sum of the current market price of our common stock and the fair market value, determined as described below, of the portion of those shares of capital stock or similar equity interests so distributed applicable to one share of our common stock.

In the event of a spin-off, the fair market value of the securities to be distributed to holders of our common stock means the average of the sale prices of those securities over the first twenty trading days after the effective date of the spin-off.

For purposes of this subparagraph (4), the current market price of our common stock means the average of the sale prices of our common stock for the first twenty trading days from, and including, the first day that the common stock trades following a dividend, distribution or spin-off.

(5)    Extraordinary cash distribution.    If we pay a dividend or make a distribution in cash on our common stock, and the amount of cash constituting the dividend or distribution exceeds 15% of the market price of our common stock at the close of business on the first day that the common stock trades following the dividend or distribution, the conversion price in effect immediately prior to the close of business on the record date fixed for determination of stockholders entitled to receive the dividend or distribution will be adjusted by multiplying:

•	that conversion price by

•
a fraction, the numerator of which will be the current market price of our common stock and the denominator of which will be the sum of the current market price of our common stock and the amount per share of that dividend or distribution.

For purposes of this subparagraph (5), the current market price of our common stock means the average of the sale prices of our common stock for the first twenty trading days from, and including, the first day that the common stock trades following a dividend or distribution.

(6)    Fundamental changes.    For purposes of this subparagraph (6), the term “fundamental change” means any transaction or event, including any merger, consolidation, sale of assets, tender or exchange offer, reclassification, compulsory share exchange or liquidation, in which all or substantially all outstanding shares of our common stock are converted into or exchanged or acquired for or constitute the right to receive stock, other securities, cash, property or assets. If a fundamental change occurs, the holder of each share of our preferred stock outstanding immediately before that fundamental change occurred that remains outstanding after the fundamental change will have the right upon any subsequent conversion to receive, out of funds legally available, the kind and amount of stock, other securities, cash, property or assets that the holder would have received if that share had been converted immediately prior to the fundamental change.

We will not, however, be required to give effect to any adjustment in the conversion price pursuant to any of subparagraphs (1) through (6) unless and until the net effect of one or more adjustments, each of which will be carried forward until counted toward adjustment, will have resulted in a change of the conversion price by at least 1%, and when the cumulative net effect of more than one adjustment so determined will be to change the conversion price by at least 1%, that change in the conversion price will be given effect. If, at any time as a result of the provisions described above, the holders of shares of our preferred stock upon subsequent conversion become entitled to receive any shares of our capital stock other than common stock, the number of those other shares so receivable upon conversion of shares of our preferred stock will thereafter be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions described above.

There will be no adjustment to the conversion price in case of the issuance of any shares of our capital stock in a merger, reorganization, acquisition, reclassification, recapitalization or other similar transaction except as described above. We will not be required to make more than one adjustment to the conversion price based on a single event notwithstanding the fact that the event may be covered by more than one of the preceding subparagraphs.

In any case in which an adjustment is required as a result of any event becoming effective from and after a record date, we may elect to defer until after the occurrence of that event:

•
issuing to the holder of any shares of our preferred stock converted after that record date and before the occurrence of that event the additional shares of our common stock issuable upon that conversion over and above the shares issuable on the basis of the conversion price in effect immediately before adjustment; and

•	delivering cash in lieu of a fractional share of our common stock.

If we take a record of the holders of our common stock for the purpose of entitling them to receive a dividend or distribution, and after that record is taken but before the dividend or distribution is made we legally abandon our plan to pay that dividend or make that distribution, then no adjustment in the conversion price then in effect will be required by reason of taking that record.

Voting Rights

Holders of our preferred stock are not entitled to any voting rights except as required by law. Notwithstanding the foregoing, so long as any shares of our preferred stock remain outstanding, we will not, without the consent of the holders of at least two-thirds of the shares of our preferred stock outstanding at the time:

•
issue shares of or increase the authorized number of shares of any class or series of stock ranking senior to our preferred stock as to dividends or distributions upon liquidation, dissolution or winding up; or

•	amend our articles of incorporation if the amendment would alter or change any power, preference or special right of our preferred stock so as to materially and adversely affect the holders thereof.

Notwithstanding the foregoing, none of the following shall be deemed to be an amendment that alters or changes the powers, preferences or special rights of our preferred stock so as to materially and adversely affect the holders thereof:

•
any increase in the authorized number of shares of common stock or our preferred stock or the authorization and issuance of other classes or series of common stock or preferred shares ranking on parity with or junior to our preferred stock;

•	the issuance of shares of common stock;

•	an amendment of our bylaws so as to change the number of our directors so long as the number of directors is not increased above fifteen; or

•	any increase, decrease or change in the par value of any class or series of capital stock, including our preferred stock.
If we are in default in the payment of the full dividends on our preferred stock, or any other outstanding class or series of parity stock having the voting rights described in this paragraph, for six dividend payment periods, whether or not consecutive, the holders of our preferred stock, together with the holders of such parity stock, become entitled to vote as a separate class, at a meeting at which the holders of at least one-third thereof are represented, to elect two of the not less than nine nor more than fifteen of our directors to serve until all accrued dividends thereon have been paid.

Change of Control

For purposes of this section, “change of control” of our company means the occurrence of any of the following:

•
if any “person” or “group,” as such terms are used in Section 13(d) and Section 14(d) of the Securities Exchange Act of 1934 or any successor provisions to either of the foregoing, including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 becomes the “beneficial owner,” as defined in Rule 13d-3 under the Securities Exchange Act of 1934, except that a person will be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, directly or indirectly, of 50% or more of the total voting power of our voting stock; or

•
if we consolidate or merge with or into any other person, other than a consolidation or merger under a transaction in which our outstanding voting stock remains outstanding or is changed into or exchanged for cash, securities or property with the effect that the beneficial owners of our outstanding voting stock immediately before that transaction beneficially own, directly or indirectly, more than 50% of the voting stock, measured by voting power rather than number of shares, of the surviving corporation immediately following that transaction; or

•	the sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly, of all or substantially all the assets of our company and its subsidiaries considered as a whole.

Change of Control Put Right

If we undergo a change of control, each holder of shares of our preferred stock will have the right to require us to redeem, no later than 30 days after the change of control and out of legally available funds, any or all of the holder’s shares of our preferred stock at a redemption price per share equal to the liquidation preference of those shares, plus an amount equal to accrued and unpaid dividends, if any, on those shares to, but excluding, the date of redemption. Unless we undergo a change of control, each holder of shares of our preferred stock does not have a put right. This right of holders will be subject to our obligation to repay or repurchase any indebtedness or preferred shares required in connection with a change of control and to Iowa law and any contractual restrictions then contained in our indebtedness. We currently have no indebtedness the repayment of which would be triggered by a change of control. Under the terms of our current credit facilities, we are not prohibited from paying the redemption price of our preferred stock. Our future credit facilities and other future indebtedness may contain restrictions prohibiting us from paying the redemption price of our preferred stock. When we have satisfied these restrictions, we will so redeem all shares of our preferred stock tendered upon a change of control.

Holders of our preferred stock will not have the foregoing put right if:

•
the sale price per share of our common stock for any five trading days within the period of twenty consecutive trading days ending immediately after the later of the change of control or the public announcement thereof in the case of a change of control under the first bullet above, or the period of twenty consecutive trading days ending immediately before the change of control in the case of a change of control under the second and third bullets above, shall equal or exceed 105% of the conversion price of our preferred stock immediately after the later of the change of control or the public announcement thereof; or

•
at least 95% of the consideration in the change of control transaction consists of shares of capital stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market System and having a total market capitalization at least equal to our market capitalization immediately prior to the change of control, and as a result of the transaction, our preferred stock becomes convertible solely into this capital stock.

For purposes of the above paragraphs:

•
the term capital stock of any person means any and all shares, interests, participations or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of that person and any rights, other than debt securities convertible or exchangeable into an equity interest, warrants or options to acquire an equity interest in that person; and

•
the term voting stock of any person means capital stock of that person which ordinarily has voting power for the election of directors, or individuals performing similar functions, of that person, whether at all times or only for so long as no senior class of securities has such voting power by reason of any contingency.

We intend to comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 and any other securities laws and regulations to the extent those laws and regulations are applicable to us in connection with the redemption of our preferred stock as a result of a change of control. To the extent that the provisions of any securities laws or regulations conflict with any of the provisions described above, we will comply with the applicable securities laws and regulations and will be deemed not to have breached our obligations described above.

On the date scheduled for payment of the shares of our preferred stock put to us, we will, to the extent lawful:

•	redeem all shares of our preferred stock properly tendered;

•	deposit with the transfer agent an amount equal to the redemption price of the shares of preferred stock so tendered; and

•
deliver or cause to be delivered to the transfer agent shares of our preferred stock so accepted together with an officers’ certificate stating the aggregate liquidation preference of the shares being redeemed by us.

The transfer agent will promptly mail or deliver to each holder of shares of our preferred stock so tendered the applicable payment for those shares, and the transfer agent will promptly mail or deliver, or cause to be transferred by book-entry, to each holder new shares of our preferred stock equal in liquidation preference to any unredeemed portion of the shares of our preferred stock surrendered, if any. We will publicly announce the results of our offer on or as soon as practicable after the redemption date for the redemption of shares of our preferred stock in connection with a change of control of our company.

We will not be required to redeem any shares of our preferred stock upon the occurrence of a change of control if a third party makes an offer to purchase our preferred stock in the manner, at the price, at the times and otherwise in compliance with the requirements described above and purchases all shares of our preferred stock validly tendered and not withdrawn.

Transfer Agent

The transfer agent, registrar, paying agent and redemption agent for our common stock and our preferred stock is Computershare Investor Services, LLC.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our common stockholders. Holders of shares of our common stock have no cumulative voting rights. Directors are divided into three classes. Each year the terms of the members of a different class of directors expire and directors for that class are elected to three-year terms. A holder or group of holders of our common stock who own not less than one-fifth but less than a majority of the outstanding shares of our common stock may nominate and elect that number of directors, ignoring fractions, which bears the same ratio to the number of directors to be elected as the number of shares of our common stock held by such stockholders bears to the total shares of our common stock outstanding, but the total number of directors so elected by minority stockholders may not exceed one less than a majority of the aggregate number of directors to be elected. Unless minority common stockholders exercise their right to nominate and elect a proportionate number of directors as described above, the holders of a majority of the outstanding shares of our common stock voting in any election of directors at which a quorum is present can elect all of the directors. In the limited circumstances described above in “Description of Our Capital Stock—Series A Preferred Stock—Voting Rights” the holders of shares of our preferred stock, together with the holders of all other outstanding classes and series of preferred shares ranking on a parity with our preferred stock as to certain voting rights, may as a class be able to elect two directors.

Holders of our common stock have no preemptive rights and have no right to convert their common stock into any other securities. Subject to preferences that may be applicable to the preferred stock offered by this prospectus or any other class or series of preferred shares, holders of our common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. If we liquidate, dissolve or wind up, holders of our common stock are entitled to share ratably in all assets remaining after payment of any amounts due creditors and the liquidation preference of any accrued and unpaid dividends on any outstanding preferred shares, including our preferred stock. There are no sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable.

UNDERWRITING

Pursuant to an underwriting agreement, we have agreed to sell to the underwriters named below, for which McDonald Investments Inc. is acting as representative, the following numbers of shares of preferred stock:

Underwriter	Number of Shares
McDonald Investments Inc.	[	]
A.G. Edwards & Sons, Inc.	[	]

Total	2,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of preferred stock in the offering if they purchase any, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase up to 300,000 additional shares of preferred stock from us at the public offering price less underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of preferred stock made in connection with this offering.

The underwriters propose to offer the shares of preferred stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $[            ] per share. The underwriters and selling group members may allow a discount of $[            ] per share on sales to other broker-dealers. The preferred stock is offered subject to receipt and acceptance by the representative and to certain other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share						Total
	Without Over- allotment			With Over- allotment			Without Over- allotment			With Over- allotment
Underwriting discounts paid by us	$	[	]	$	[	]	$	[	]	$	[	]
Expenses payable by us	$	[	]	$	[	]	$	[	]	$	[	]

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common or preferred stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of McDonald Investments Inc. for a period of 90 days after the date of this prospectus. Some of our affiliates have agreed to similar restrictions on their activities.

Our preferred stock is a new issue of securities with no established trading market. We have been advised by McDonald Investments Inc. and A.G. Edwards & Sons, Inc. that they intend to make a market in our preferred stock. The underwriters are not obligated, however, to make a market in our preferred stock and may discontinue market-making at any time without notice. We can give you no assurance as to the liquidity of the trading market for our preferred stock.

We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or contribute to payments that the underwriters may be required to make in that respect.

The underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•
Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•
Syndicate covering transactions involve purchases of shares of preferred stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the preferred stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our preferred stock or preventing or retarding a decline in the market price of the preferred stock. As a result, the price of our preferred stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market System or otherwise and, if commenced, may be discontinued at any time.

McDonald Investments Inc. also acts as a broker for us with respect to transactions in our investment portfolio from time to time.

McDonald Investments Inc. has informed us that the underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of preferred stock offered by this prospectus.

LEGAL MATTERS

Bradley & Riley PC, Cedar Rapids, Iowa, will pass on the validity of the shares of preferred stock offered by this prospectus. Mr. Byron G. Riley, one of our directors, is a lawyer with the firm of Bradley & Riley PC. Bradley & Riley PC provides legal services to us from time to time. Attorneys with Bradley & Riley PC own 4,706 shares of our common stock. Thompson Hine LLP, Cleveland, Ohio, will pass upon certain legal matters related to the offering for the underwriters.

EXPERTS

The financial statements incorporated by reference in this prospectus, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the change in the method of accounting for derivative instruments and hedging activities in 1999 as discussed in Note 1 to the financial statements.

FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are not historical facts and which involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs, and assumptions made by management. In addition, other written or oral statements that constitute forward-looking statements may be made by or on behalf of us. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “continues,” “seeks,” “estimates,” “predicts,” “should,” “could,” “may,” “might” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements.

Among the factors that could cause our actual outcomes and results to differ are the following:

•	uncertainties with respect to loss reserving;
•	the occurrence of catastrophic events or other insured or reinsured events with a frequency or severity exceeding our estimates;
•	the actual amount of new and renewal business and demand for our products and services;
•	the competitive environment in which we operate, including price, product and service competition;
•	developments in domestic and global financial markets that could affect our investment portfolio and financing plans;
•	estimates of the financial statement impact of regulatory actions;
•	uncertainties relating to government and regulatory policies;
•	legal developments;
•	changing rates of inflation, interest rates and other economic conditions;
•	the impact of mergers and acquisitions, including the ability to successfully integrate acquired businesses and achieve cost savings;
•	a continuation of the global economic slowdown or a broad downturn in the economy in general;
•	the requirement to pay dividends on our preferred stock;
•	our relationship with our agencies; or
•	our relationship with our reinsurers.

These are representative of the risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. For a further description of the risks, uncertainties and assumptions that could cause actual results to differ materially from such forward-looking statements, see “Risk Factors.”

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, and other information with the Securities and Exchange Commission. You may read and copy any document we file at the public reference rooms maintained by the Securities and Exchange Commission at:

450 Fifth Street, N.W. Washington, DC 20549	233 Broadway New York, NY 10279	500 West Madison Street Chicago, IL 60661

You may obtain information on the operation of the Securities and Exchange Commission’s public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our SEC filings also are available to the public from the Securities and Exchange Commission’s Web site at http://www.sec.gov.

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission to register the preferred stock offered by this prospectus. This prospectus is part of the registration statement. However, this prospectus does not contain all the information that you can find in the registration statement or the exhibits to the registration statement. Statements we have made in this prospectus as to the contents of any contract, agreement or other document referred to in this prospectus are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document which is filed as an exhibit to the registration statement. You may read the registration statement without charge at the public reference rooms maintained by the Securities and Exchange Commission, and copies of such materials can be obtained from the Public Reference Section of the Securities and Exchange Commission at prescribed rates. You should refer to the registration statement and to the exhibits filed with the registration statement for additional information about us, our subsidiaries and our preferred stock.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them. This means that we may disclose information to you by referring you to other documents we have filed with the Securities and Exchange Commission. The information that we incorporate by reference is considered to be part of this prospectus. In addition, information that we file with the Securities and Exchange Commission after the date of this prospectus will automatically update and supersede the information in this prospectus.

We incorporate by reference in this prospectus our Annual Report on Form 10-K/A for the year ended December 31, 2001. We also incorporate by reference in this prospectus all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering, and such documents shall be a part of this prospectus from the respective dates of filing of such documents.

Upon a written or oral request, we will provide, without charge, copies of all documents which are incorporated by reference in this prospectus to anyone to whom this prospectus is delivered. We will not send exhibits to those documents unless we specifically incorporated the exhibits by reference in those documents or this prospectus. Make your request by calling or writing:

Kent G. Baker
Chief Financial Officer
United Fire & Casualty Company
118 Second Avenue, S.E.
Cedar Rapids, Iowa 52407-3909
(319) 399-5700

You should rely only on the information that we have provided or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. You should assume that the information in this prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since then.

[IBC—4/COLOR GRAPHICS]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table itemizes the expenses incurred by the registrant in connection with the offerings described in this registration statement. All the amounts shown are estimates, except the SEC registration fees.

SEC registration fees	$5,290
NASD filing fee	6,250
NASDAQ entry fee	96,000
Rating agency fees and expenses	42,500
Accounting fees and expenses	100,000
Legal fees and expenses	200,000
Printing and engraving fees and expenses	75,000
Miscellaneous fees and expenses	10,000

Total	$535,040

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The registrant’s Articles Incorporation provide that a director of the registrant shall not be personally liable to the registrant or its security holders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Iowa Code Section 490.833 of the Iowa Business Corporation Act, which concerns unlawful distributions or (4) for any transaction from which the director derived an improper personal benefit.

The registrant’s Articles Incorporation further provide that if the Iowa Business Corporation Act, Iowa Code Chapter 490 is amended to authorize corporate action further eliminating or limiting the personal liability of the directors, then the liability of a director of the registrant shall be eliminated or limited to the fullest extent permitted by the Iowa Business Corporation Act.

The directors and officers of the registrant are covered by insurance policies indemnifying them against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities.

ITEM 16.    EXHIBITS

See the index to exhibits, which is incorporated herein by reference.

ITEM 17.    UNDERTAKINGS

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4)or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(d)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cedar Rapids, State of Iowa on April 22, 2002.

UN	ITED FIRE & CASUALTY COMPANY
(Registrant)

By:	/S/ JOHN A. RIFE
John A. Rife, President and Chief Executive Officer (Principal Executive Officer)

By:	/S/ KENT G. BAKER
Kent G. Baker, Vice President and Chief Financial Officer (Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to its registration statement on Form S-3 has been signed by the following persons, in the capacities and on the dates indicated.

(SIGNATURE)	(TITLE AND DATE)

/S/ SCOTTMCINTYRE, JR.* Scott McIntyre, Jr.	Chairman and Director Date: April 22, 2002

/S/ JOHNA. RIFE John A. Rife	Director Date: April 22, 2002

/S/ JACKB.EVANS* Jack B. Evans	Vice Chairman and Director Date: April 22, 2002

/S/ CHRISTOPHERR. DRAHOZAL* Christopher R. Drahozal	Director Date: April 22, 2002

/S/ CASEYD. MAHON* Casey D. Mahon	Director Date: April 22, 2002

/S/ THOMASK.MARSHALL* Thomas K. Marshall	Director Date: April 22, 2002

/S/ GEORGEG.MILLIGAN* George G. Milligan	Director Date: April 22, 2002

/S/ MARYK. QUASS* Mary K. Quass	Director Date: April 22, 2002

/S/ BYRONG.RILEY* Byron G. Riley	Director Date: April 22, 2002

(SIGNATURE)	(TITLE AND DATE)

/S/ KYLED. SKOGMAN* Kyle D. Skogman	Director Date: April 22, 2002

/S/ FRANKS. WILKINSON, JR.* Frank S. Wilkinson, Jr.	Director Date: April 22, 2002

*By
John A. Rife, attorney-in-fact. Powers of Attorney appointing John A. Rife and Kent G. Baker, and each of them individually, to execute this registration statement and any amendments thereto were previously filed with the Securities and Exchange Commission.

INDEX TO EXHIBITS

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

1	Form of Underwriting Agreement

4.1	Fourth Restated Articles of Incorporation of United Fire & Casualty Company*

4.2
By-Laws of the registrant (incorporated by reference to Exhibit 4.2 of the registrant’s Form S-8 Registration Statement, filed with the Securities and Exchange Commission on December 19, 1997; SEC File Number 333-42895)

4.3	Form of First Amendment to Fourth Restated Articles of Incorporation of United Fire & Casualty Company

4.4	Form of Certificate of $25 [ ]% Cumulative Convertible Redeemable Preferred Stock, Series A, no par value*

5	Opinion of Bradley & Riley PC re legality and consent**

12	Statements re Computation of Ratios*

23.1	Consent of Arthur Andersen LLP

23.2	Consent of Bradley & Riley PC (included in Exhibit 5)**

24	Powers of Attorney (included in the signatures pages of the first filing of this registration statement)

*	Previously filed.
**	To be filed by amendment.